As filed with the Securities and Exchange Commission on August 27, 2003         Registration No. 333-106160

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933


                                  m-Wise, Inc.
          (Name of small business issuer as specified in its charter)

           Delaware                        4812                  11-3536906
   (State or Jurisdiction of         Primary SIC Code           (IRS Employer
incorporation or organization)                               Identification No.)


                                                                                        The Company Corporation
                          10 Hasadnaot Street                                       2711 Centerville Road, Suite 400
                    Herzeliya Pituach, Israel 46728                                    Wilmington, Delaware 19808
                       Telephone +972-9- 9581711                                        Telephone (800) 420-9771
(Address, including zip code, and telephone number, including area code    (Name, address, including zip code, and telephone
              of Registrant's principal executive offices)                 number, including area code, of agent for service)


copy to:


                             Jay M. Kaplowitz, Esq.
                 Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP
                        101 East 52nd Street, 9th floor
                            New York, New York 10022
                    Tel. (212) 752-9700; Fax (212) 980-5192


         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

         If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE


                                                            Proposed Maximum     Proposed Maximum
     Title of Each Class of                  Amount to       Offering Price          Aggregate         Amount of
   Securities to be Registered             Be Registered      Per Share(1)        Offering Price    Registration Fee
---------------------------------------    -------------    ----------------     ----------------   ----------------
common stock offered by
selling stockholders...................      8,595,632            $1.00          $    8,595,632      $   695.39

Total..................................      8,595,632                           $    8,595,632      $   695.39 (2)

----------
         (1) Estimated solely for purposes of calculating the registration fee. The proposed maximum offering price per share is based upon the expected public offering price of $1.00 per share pursuant to Rule 457(a). The common stock is not traded on any market and the Registrant makes no representation hereby as to the price at which its common stock shall trade. Fee rate is $80.90 per $1 million pursuant to Release 33-8095.
         (2)      Filing fee paid with initial filing.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Subject to Completion, Dated August 27, 2003

PRELIMINARY PROSPECTUS


                                  m-Wise, Inc.
                        8,595,632 Shares of common stock


         The 8,595,632 shares of our common stock are being offered by the selling stockholders. The expenses of the offering, estimated at $9,000, will be paid by us. We will not receive any proceeds from the sale of shares by the selling stockholders. There is currently no trading market for our common stock.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


         Please see "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of our common stock.


Initial Offering Price                 Sales Commissions            Total to selling stockholders
-------------------------------------------------------------------------------------------------
Per share         $1.00                       (1)                     $1.00

Total             $8,595,632                  (1)                     $8,595,632
-------------------------------------------------------------------------------------------------

----------

         (1) We will not receive any proceeds from this offering. No person has agreed to underwrite or take down any of the securities. For sales on any trading market, sales commissions will be limited to those paid in similar market transactions. For private sale transactions, no sales commission can be paid. There is no minimum amount of securities which may be sold. The Initial Offering Price is $1.00 per share. Following commencement of any public trading market the sales price of the common stock will likely fluctuate in accordance with market price.


         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.












                   The date of this prospectus is ____, 2003.

                               [GRAPHIC OMITTED]



Illustration:  schematic architecture of m-Wise core technology o the MOMA platform

                               PROSPECTUS SUMMARY


         The following summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and our financial statements and the notes accompanying the financial statements appearing elsewhere in this prospectus.

   The company

         We develop, manufacture and support an application gateway marketed under the brand MOMA Gateway. MOMA provides middleware technology that mediates and integrates between various key enterprise applications such as billing, reporting, provisioning, third-party management, development, content, customer relationship management and application platforms for cellular operators and other wireless application service providers. Our clients include prominent global wireless application service providers and wireless operators. Our channel partners include Hewlett-Packard in Asia, Siemens globally, Comverse globally and Ericsson EMEA (Europe, Middle East and Africa).

         Our technology allows our clients to enable consumers to utilize and purchase data and multimedia value added services, such as applications for handset personalization (ringing tones and images, for example), news, entertainment and chat via cell phones and other wireless devices. We primarily operate through original equipment manufacturers and regional sales representatives to sell our products. Our revenues are primarily derived from license fees and we spend a significant portion of our revenues on continuing research and development. Our cumulative losses as of June 30, 2003 were $8,511,279. The segment of the technology industry in which we operate has been characterized by volatility and financial instability.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data and other data are qualified by reference to, and should be read in conjunction with, our financial statements and their related notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis." The selected statement of operations data shown below for the fiscal years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2002 are derived from our audited financial statements and the selected statement of operations data shown below for the six months ended June 30, 2003 and 2002 and the balance sheet data as of June 30, 2003 are derived from our unaudited interim financial statements included elsewhere in this prospectus.

Statement of Operations Data

                                           YEAR ENDED             SIX MONTHS ENDED
                                          December 31,                June 30,
                                    -----------------------   -----------------------
                                       2001         2002         2002         2003
                                    ----------   ----------   ----------   ----------
Revenues                            $  585,894   $1,619,112   $  452,990   $  275,877
General and
  Administrative Expenses           $2,720,030   $1,924,661   $1,043,939   $  941,593
Research and Development Expenses   $1,908,777   $1,923,806   $  786,034   $  348,336
Net Loss                            $4,042,913   $2,255,988   $1,381,468   $1,039,592

Balance Sheet Data
                                              As of
                                    --------------------------
                                    December 31,     June 30,
                                    -----------    -----------
                                        2002           2003

Current Assets                      $   534,706    $   369,403
Total Liabilities                   $ 3,391,853    $ 3,620,477
Stockholders' Equity (Deficiency)   $(2,340,155)   $(2,854,940)

   The Offering


      The offering is being made by the selling stockholders.


         Securities Offered:.....................       8,595,632 shares of common stock.

         Initial Offering Price..................       $1.00 per share.

         Offering Period:........................       Until 12 months from the date of this prospectus.

     Risk Factors................................       The securities offered hereby involve a high degree of
                                                        risk and immediate substantial dilution and should not be
                                                        purchased by investors who cannot afford the loss of
                                                        their entire investment. See "Risk Factors".

     Common stock Outstanding(1) Before Offering:       23,419,254(1) shares

     Common stock Outstanding After Offering:....       23,419,254(1) shares


----------


         (1) Based on 5,174,554 shares of common stock issued and outstanding as of June 30, 2003, as well as 9,707,745 shares of common stock currently issuable upon conversion of 268,382 Series A, 489,456 Series B and 6,315,258 Series C preferred stock, as of June 30, 2003, as well as a warrant exercisable for 56,180 shares of Series A preferred stock and 8,480,775 shares of common stock currently issuable upon exercise and conversion of outstanding warrants and options for nominal consideration (par value $.01), as well as common stock and Series B preferred stock reserved for grant under employee stock option plans, on an as-converted basis. All above mentioned calculations were made on a fully diluted and as-converted basis, whereby the conversion and exercise of every preferred share and all warrants, options and shares of preferred or common stock reserved for grant under our employee stock option plans were calculated as if all such shares, warrants and options were converted and exercised.

         Our corporate offices are located at 10 Hasadnaot Street, Herzeliya Pituach, Israel 46728, and our telephone number is +972-9-9581711. Information contained on our web pages at "www.m-wise.com" does not constitute part of this prospectus.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following risk factors and other information in this prospectus before investing in our common stock.

We have had operating losses and limited revenues to date and do not expect to be profitable in the foreseeable future.

         We have incurred net losses for each of the years ended December 31, 2002 and 2001 in the amounts of $2,255,988 and $4,042,913, respectively, and for the six months ended June 30, 2003 and 2002 in the amounts of $1,039,592 and $1,381,468, respectively. We expect to continue to incur losses for at least the foreseeable future. Through June 30, 2003, we had an accumulated deficit of approximately $8,511,279. We also have had limited revenues. Revenues for the years ended December 31, 2002 and 2001 were $1,619,112 and $585,894, respectively, and for the six months ended June 30, 2003 and 2002 were $275,877 and $452,990, respectively. There can be no assurance that we will achieve or sustain profitability in the foreseeable future.


Without additional equity or debt financing we cannot carry out our business plan.


         Our current business plan involves substantial costs, primarily those costs associated with the restructuring of our subsidiaries and supporting the sales efforts of our channel partners. While cash generated by our operations will cover most of such costs, any current anticipated revenues will be insufficient to cover all of such costs. If we are unable to secure additional equity or debt financing our results of operations will be adversely affected.


Our quarterly revenues could fluctuate and lead to performance delays.


         Our results of operations have fluctuated in the past and, we believe, are likely to continue to fluctuate from period to period depending on a number of factors, including but not limited to the timing and receipt of significant orders, the timing of milestone payments within the license schedules, the timing of completion of contracts, increased competition, or changes in the demand for our products and services. Timing of sales could cause a lack of cash and delay our completion of contracts, and we could face cancellation of contracts for that reason, which could have a materially adverse impact on our operations.


Anti dilution rights of preferred stock limits our ability to raise capital without significant dilution.


         Our Series A, Series B and Series C preferred stock converts into common stock upon a firm commitment underwritten public offering of our common stock which reflects a pre-offering valuation of m-Wise of at least $50 million, upon the date specified by written consent or agreement of holders of at least a majority of the shares of Series B preferred stock then outstanding, or voluntarily upon the election of each holder of such stock, none of which have occurred to date. The conversion rates of the Series B and Series C preferred stock are subject to anti-dilution protection in the event we sell shares of our common stock at less than $1.28 per share (reflecting anti-dilution adjustments to the Series B preferred stock conversion price due to the issuance of Series C preferred stock) and $.048 per share, respectively. We have granted options to purchase Series B preferred stock under existing stock option plans and warrants, and may grant such additional options or warrants in the future, and the Series B preferred stock underlying such options will also bear anti-dilution rights. Consequently, any offering by us of our common stock at less than these prices will cause a corresponding increase in the number of common shares issuable upon conversion of the Series B and Series C preferred stock, which may dilute the value of your investment.

Our stockholders have pre-emptive rights to purchase securities of m-Wise, which could impair our ability to raise capital.


         Except for certain exempt issuances set forth in our Certificate of Incorporation, our stockholders have certain pre-emptive rights to purchase their pro-rata portion of any of our securities which we may, from time to time, propose to sell and issue. Unless these rights are waived by all stockholders, the delay occasioned by the procedures inherent in the pre-emptive right could make it difficult or impossible for us to secure outside equity financing.

We operate internationally and are subject to currency fluctuations, which could cause us to incur losses even if our operations are profitable.

         We currently operate directly and through original equipment manufacturers and regional sales representatives in the European Union, United Kingdom, Singapore and Taiwan. Our research and development operations are conducted in Israel and we expect to operate in additional markets, each with its own currency. Contracts can be denominated in one of several currencies. A change in currency rates could cause us losses as we perform under the contract or as we are paid. We do not engage in currency trading operations to minimize this risk, but we might if warranted in the future. Also, our revenues earned abroad may be subject to taxation by more than one jurisdiction, and this could have the effect of reducing our earnings.

We are dependent upon certain major customers, and the loss of one or more of such customers could adversely affect our revenues and profitability.

         During the year ended December 31, 2002, approximately 73% of our sales were from sales to three customers, and 36% of sales were to one customer. The agreement with a customer typically includes a down payment over a period in which our system is installed, and subsequent payments which are a function of actual use by the end-users of the system. At the current stages of our business, the loss of any one of our major customers would seriously affect our revenues and profit.

Anti-takeover provisions in our certificate of incorporation discourage hostile takeovers and can reduce the likelihood of stockholder's receiving a premium from a takeover.

         Our Certificate of Incorporation gives the holders of preferred stock the right to elect four of the five authorized directors, and two holders of our common stock, Putchkon.com LLC and Proton Marketing Associates LLC, also hold a majority of our issued and outstanding Series B preferred stock and were additionally granted options to purchase Series B preferred stock. Holders of Series C preferred stock are entitled to elect two members of the Board but have not done so to date. As such, our officers, directors, founders and certain other stockholders currently control the outcome of all matters submitted to a vote by the holders of our common stock, including the election of our directors, amendments to our Certificate of Incorporation and approval of significant corporate transactions. Additionally, our officers and directors could delay, deter or prevent a change in our control that might be beneficial to our other stockholders. In addition, our Certificate of Incorporation also provides that upon occurrence of certain events such as mergers or acquisitions, the holders of preferred stock are entitled to receive our assets in preference to common stockholders, and also gives preferred stockholders many other preferences. One of the effects of all these provisions is to deter a takeover of us, even though there may come a time in the future when a takeover would enable common stockholders to realize more value for their shares.


     Our auditors have rendered a going concern emphasis opinion on our financial statements.

         Our auditors have expressed concern as to our ability to continue as a going concern. If our business is ultimately unsuccessful, the assets on our balance sheet could be worth significantly less than their carrying value and the amount available for distribution to stockholders on liquidation would likely be insignificant.

Penny stock rules could make it hard to resell your shares.


         Our common stock does not meet the listing requirements for any trading market other than the OTC Bulletin Board. The OTC Bulletin Board may not approve our listing. Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in securities analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained.


         In addition, the "penny stock" rules limit trading of securities not traded on NASDAQ or a recognized stock exchange, or securities which do not trade at a price of $5.00 or higher, in that brokers making trades in those securities must make a special suitability determination for purchasers of the security, and obtain the purchaser's consent prior to sale. The application of these rules may make it difficult for purchasers in this offering to resell their shares.

U.S. investors may have trouble in attempting to enforce liabilities based upon U.S. Federal securities laws against us and our subsidiaries and our non-U.S. resident directors.


         Our research and development operations are conducted through our subsidiary, m-Wise Ltd., which is incorporated and located in Israel and our marketing and sales operations are conducted through original equipment manufacturers and regional sales representatives. All of our tangible assets are located outside the United States. In addition, all of our directors are foreign citizens. As a result, it may be difficult or impossible for United States investors to serve process within the United States upon management or to enforce a judgment upon management for civil liabilities in United States courts.


Risks Related to our Location in Israel

Our research and development facilities are located in Israel and we have important facilities and resources located in Israel which could be negatively affected due to military or political tensions.

         Our Israeli subsidiary, m-Wise Ltd., is incorporated under the laws of the State of Israel and our research and development facilities as well as significant executive officers are located in Israel. Although a substantial portion of our sales are currently being made to customers outside of Israel, political, economic and military conditions in Israel could nevertheless directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Several Arab countries still restrict business with Israeli companies which may limit our ability to make sales in those countries. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Certain of our officers and employees are required to serve in the Israel Defense Forces and this could force them to be absent from our business for extended periods.


         Several of our male employees located in Israel are currently obligated to perform up to thirty-six days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The loss or extended absence of any of our officers and key personnel due to these requirements could harm our business.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the dollar.


         Substantially all of our revenues are denominated in dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels (NIS). In 2002, 48%, and in the six months ended June 30, 2003, 34% of our costs were incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation will lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. These factors include the risks described in "Risk Factors." Forward-looking statements, which involve assumptions and describe our future plans strategies and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimates," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of the securities being registered herein.


                                DIVIDEND POLICY


         We have not paid any dividends on our common stock. We are prohibited from paying dividends under certain promissory notes in the aggregate amount of $1.8 million held by Syntek Capital AG and DEP Technology Holdings Ltd. We currently intend to retain any earnings for use in our business, and therefore do not anticipate paying cash dividends in the foreseeable future.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         There is currently no market for our securities, including our common stock being offered herein, and there has never been a market for our common stock. As of June 30, 2003, there were 11 record holders of stock of our securities, including eight record holders of common stock; one record holder of Series A preferred stock; three record holders of Series B preferred stock; and one record holder of Series C preferred stock.

         There are currently outstanding warrants for the purchase of 56,180 shares of Series A preferred stock (currently 56,180 shares of common stock, on an as converted basis) and 180,441 shares of Series B preferred stock (currently 1,170,963 shares of common stock on an as converted basis); 1,074,636 shares of Series B preferred stock (currently 6,859,200 shares of common stock on an as converted basis) and 450,612 common stock reserved under employee stock option plans pursuant to which additional shares may be issued; and an Investors' Rights Agreement with the holders of Series B and Series C preferred stock. As of June 30, 2003, 23,419,254 shares of common stock or shares currently convertible into common stock are issued and outstanding, on a fully diluted, as converted basis, including the 8,595,632 shares of common stock which have been registered for resale in this prospectus. There are 19,139,133 shares of common stock or common stock equivalents which can be resold in the public market in reliance upon the safe harbor provisions of Rule 144.

         m-Wise and the holders of the Series B Preferred Stock and Series C Preferred Stock are parties to an Investors' Rights Agreement dated January 11, 2001. Under this agreement, we agreed to provide such holders with demand registration rights, applicable six months after the effective date of this registration statement (12 months in the case of a registration statement on Form S-3); to file our reports in accordance with Section 13 of the Securities Exchange Act of 1934 and otherwise ensure that its financial information is "publicly available" for purposes of such investor's resales under Rule 144; provide the investors with copies of our financial statements on a periodic basis; provide access to our books and records; obtain key man life insurance in the amount of $1,000,000 on each of Messrs. Broudo and Ben-Asulin (which has not been complied with ); and provide the investors with a right of first refusal to purchase newly issued m-Wise securities. The holders were also granted certain registration rights which are inapplicable to this registration statement. Certain rights under the Investors' Rights Agreement terminate immediately prior to a firm commitment underwriting under the Securities Act, effected on the US, London, Paris or Frankfurt Stock Exchanges, provided such firm commitment underwriting is for no less than $20,000,000 net of underwriting discounts and commissions and such underwriting reflects m-Wise a pre-money valuation of no less than $60 million.

Equity Compensation Plan Information

---------------------------- -------------------------- -------------------------- --------------------------
Plan category                Number of Securities to    Weighted-average           Number of securities
                             be issued upon exercise    exercise price of          remaining available for
                             of outstanding options,    outstanding options,       future issuance under
                             warrants and rights        warrants and rights        equity compensation
                                                                                   plans (excluding
                                                                                   securities reflected in
                                                                                   column (a))
---------------------------- -------------------------- -------------------------- --------------------------
Equity compensation plans    -0-                        -0-                        -0-
approved by security
holders
---------------------------- -------------------------- -------------------------- --------------------------
Equity compensation plans    1,523,637                  $0.01                      1,611
not approved by security
holders
---------------------------- -------------------------- -------------------------- --------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     Overview

         We were incorporated in February 2000 and commenced operations immediately thereafter. We initially primarily provided pan-European wireless application service provider operations by hosted MOMA Gateway services to customers in the United Kingdom, Spain, France and Italy. We established data centers in Spain, Italy and France that were connected to our main data center in the United Kingdom. We had connectivity and billing arrangements with cellular operators that enabled us to provide our hosted services. Altogether we were enabling delivery and billing of data value added services to over 100 million wireless users by our clients, such as content and media providers, advertising agencies and entertainment companies.

         We gained strong credibility and experience as a wireless application service provider during calendar 2000 and 2001, while we continued to build and develop our wireless middleware product. The wireless application service providers' operations provided us the ability to commercially test our product across multiple geographic and vertical markets, to test our Gateway's management of multiple applications and services across various operators and partners, and to test our time-to-market and cost efficiencies in developing value added services using different protocols for the transmission of data and methods of user service interactions (e.g. SMS, IVR and J2ME). SMS, which stands for Short Messaging Service, is built into all GSM cellular phones and enables subscribers to send and receive text messages of up to 160 characters. IVR, which stands for Interactive Voice Response, is utilized for billing certain value added services using premium-rate fixed-line phone systems. J2ME, which utilizes Java programming technology built into certain cellular phones, enables applications to be written once for a wide range of devices, to be downloaded dynamically, and to leverage each device's native capabilities. However, we lacked sufficient financial and management resources to dominate the pan-European wireless application service providers market and achieve profitability. During the year ended December 31, 2001 we had revenues of $585,894 and a net loss of $4,042,913. By December 31, 2001 we had invested $569,389 in equipment and had capital and lease costs of $193,631 in calendar.

         Due to the high costs and low revenues in the European application service provider (ASP) market, in 2002 our management decided to transition our focus away from pan-European wireless application service providers, and toward installing and licensing our middleware technology at cellular operators and wireless application service providers worldwide, and to operate through original equipment manufacturers and regional sales representatives to sell our products. Therefore, our management decided to liquidate, or allow the liquidation of the UK subsidiary, m-Wise Ltd, and its three subsidiaries in Italy, France and Spain, by creditors and local legal authorities. These subsidiary companies have effectively ceased conducting business, and the liquidation process is expected to take place within the next few months. As of June 30, 2003 we invested $3.2 million in the UK subsidiary and its subsidiaries, our financial statements include the financial statements of those subsidiaries as the liquidation process of these subsidiaries is not yet finalized. This investment, which is actually an intercompany loan, is eliminated in the statements among the intercompany balances.

         Our shift away from hosted wireless application services using our gateway enabled us to focus more on the core middleware benefits of our technology in fiscal 2002. This shift toward installed gateways also coincided with growing interest, as documented by wireless industry analysts such as Ovum, among cellular operators and service providers for wireless middleware's capability to support strategic service delivery.

            In fiscal 2002 we channeled our research and development efforts to enhance and update our middleware technology to interface with advanced and emerging wireless technologies such as MMS (Multimedia Messaging Service - delivery of highly enhanced images and audio files) and J2ME. We also upgraded our middleware platform to incorporate modules for application deployment and management, for centralized management of multiple value added services and multiple third-party content and media providers, and for managing increased data traffic and real-time billing and reporting requirements.

            We also focused our efforts during this period toward establishing distribution channels via original equipment manufacturers and partnerships with major IT vendors and system integrators. During this period, we took important steps to move from a direct sales strategy to using channel partners and original equipment manufacturers to distribute our products. We are therefore building partnerships with large original equipment manufacturers and system integrators that already have large sales teams, existing relationships with cellular operators, the visibility and brand value to interest potential new clients and the requisite financial backing to support the long sales cycle and finance our customers where necessary. We have formed agreements with Hewlett-Packard in Asia for Hewlett-Packard to license, install and support our MOMA Gateway for cellular operators in Asia, and with Comverse's subsidiary, Starhome, to host our MOMA Gateway at the Starhome facilities and sell hosted wireless value added services to cellular operators using our MOMA Gateway. There is no guarantee that these partnerships will generate revenues, or that new partnerships will be formed.

     Revenues

         We have experienced rapid revenue growth during the last three years. Our revenues grew from $26,216 in the year ended December 31, 2000 to $1,619,112 in the year ended December 31, 2002. For the six months ended June 30, 2003 our revenues were $275,877. We derive revenues from product sales, licensing, revenue share, customer services and technical support.

         Customers and customer concentration. Historically we have derived the majority of our revenues from a small number of customers and, although our customer base is expanding, we expect to continue to do so in the future. In the year ended December 31, 2002, approximately 73% of our sales were from sales to three customers, and 36% of sales were to one customer.

         Geographical breakdown. We sell our products primarily in Europe and the Far East. For the year ended December 31, 2002, we derived 75% of our revenues from sales in Europe and 25% of our revenues from sales in the Far East.

     Operating expense

         Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred except equipment purchases that are depreciated over the estimated useful lives of the assets.

         General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive, financial, administrative and sales and marketing staff. These expenses also include costs of our offices in Europe, professional advisors such as legal and accounting experts, depreciation expenses as well as expenses related to advertising, professional expenses and participation in exhibitions and tradeshows.

     Financing income and expenses

         Financing income consists primarily of interest earned on our cash equivalents balances and other financial investments and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses.

         Critical Accounting Policies. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy.

         Revenue recognition. Revenues from products sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

         Technology license revenues are recognized in accordance with SAB No. 101 at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

         Revenue share is recognized as earned based on usage. Usage is determined by receiving confirmation from the users.

         Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the period of the related contract.

Results of operations

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Revenues

         Revenues decreased 39% to $275,877 for the six months ended June 30, 2003 from $452,990 for the same period in 2002, primarily due to our restructuring process and the change in the sales strategy involving a transition from direct sales to indirect sales (mainly local sales representatives and original equipment manufacturers agreements) that has resulted in fewer sales as the sales cycles become longer.

Operating expenses

         Research and development. Research and development expenses decreased 56% to $ 348,336 for the six months ended June 30, 2003 from $ 786,034 for the same period in 2002. This decrease was primarily due to $ 144,345 in subcontractors expenses, which reflects the trend of developing solutions for our customers' specific order requirements. Research and development expenses, stated as a percentage of revenues, decreased to 126 % for the six months ended June 30, 2003, from 174% for the same period in 2002.

         General and administrative. General and administrative expenses decreased 10% to $941,593 for the six months ended June 30, 2003 from $ 1,043,939 for the same period in 2002. The decrease in general and administrative expenses was primarily due to $407,392 in marketing expenses, $81,250 related to office rent expenses and $97,204 of travel expenses, partially offset by an expense in the amount of $319,918 that was recorded in the six months ended June 30, 2003 due to options granted for employee services. General and administrative expenses as a percentage of revenues increased to 341% for the six months ended June 30, 2003 from 230% for the same period in 2002.

Financing income and expenses

         Financing income. Our financing income decreased 92% to $42 for the six months ended June 30, 2003 from $518 for the same period of 2002.

         Financing expenses. Our financing expenses increased 411% to $25,582 for the six months ended June 30, 2003 from $5,003 for the same period of 2002 due to foreign currency losses.

Three months ended June 30, 2003 compared to Three months ended June 30, 2002

Revenues

         Revenues decreased 65% to $83,553 for the three sale months ended June 30, 2003 from $238,962 for the same period in 2002, primarily due to the restructuring process and the change in the sales strategy involving a transition from direct sales to channel sales that has resulted in fewer sales as the sales cycles become longer.

Operating expenses

         Research and development. Research and development expenses decreased 71% to $108,485 for the three months ended June 30, 2003 from $376,964 for the same period in 2002. This decrease was primarily due to $102,036 in subcontractors expenses, which reflects the trend of developing solutions for our customers' specific order requirements. Research and development expenses, stated as a percentage of revenues, decreased to 130 % for the three months ended June 30, 2003, from 158% for the same period in 2002.

         General and administrative. General and administrative expenses decreased 14% to $400,995 for the three months ended June 30, 2003 from $467,956 for the same period in 2002. The decrease in general and administrative expenses was primarily due to $170,202 in marketing expenses, $31,746 related to communications expenses and $40,449 of travel expenses, partially offset by an expense in the amount of $170,000 that was recorded in the three months ended June 30, 2003 due to legal services rendered to the company. General and administrative expenses as a percentage of revenues increased to 480% for the three months ended June 30, 2003 from 196% for the same period in 2002.

Financing income and expenses.

         Financing income. Our financing income decreased 69% to $4 for the three months ended June 30, 2003 from $13 for the same period of 2002.

         Financing expenses. Our financing expenses increased 793% to $21,412 for the three months ended June 30, 2003 from $2,399 for the same period of 2002 due to foreign currency losses.

Year ended December 31, 2002 compared to year ended December 31,2001 Revenues

         Revenues increased 176% to $1,619,112 for the year ended December 31, 2002 from $585,894 for the same period in 2001.

Operating expenses

         Research and development. Research and development expenses increased 1% to $1,923,806 for the year ended December 31, 2002 from $1,908,777 for the same period in 2001. This increase was primarily due to an increase of $139,957 in material expenses and $ 42,357 in travel expenses partially off set by a $147,683 decrease in salaries expenses. Research and development expenses, stated as a percentage of revenues, decreased to 119% for the year ended December 31, 2002 from 326% for the same period in 2001.

         General and administrative. General and administrative expenses decreased 29% to $1,924,661 for the year ended December 31, 2002 from $2,720,030 for the same period in 2001. This decrease was primarily due to a decrease of $286,847 in salaries expenses, $215,549 decrease in consulting expenses and $178,723 in marketing expenses. General and administrative expenses as a percentage of revenues decreased to 119% for the year ended December 31, 2002 from 464% for the same period in 2001.

Liquidity and capital resources

         Our principal sources of liquidity since our inception have been private sales of equity securities, stockholders loans, borrowings from banks and to a lesser extent, cash from operations. We had cash and cash equivalents of $38,162 as of June 30, 2003 and $215,575 as of December 31, 2002. Our initial capital came from an aggregate investment of $1.3 million from Cap Ventures Ltd. To date, we have raised an aggregate of $5,300,000 from placements of our equity securities (including the investment by Cap Ventures and a $4,000,000 investment by Syntek Capital AG and DEP Technology Holdings Ltd.). We have also borrowed an aggregate of $1,800,000 from Syntek Capital AG and DEP Technology Holdings Ltd. (See "Certain Transactions") and as of June 30, 2003 we had no funds available to us under bank lines of credit. Apart from a credit line agreement with Miretzky Holdings Ltd., under which we have received approximately $300,000 as of June 30, 2003, we do not have any agreements or understandings with respect to sources of additional capital. The credit line is for $300,000, and is repayable only upon three days prior notice by Miretzky. The credit line has no determination date and does not provide for interest payments. We will need $1.0 million for the next twelve months for our operating costs which mainly include salaries, office rent, network connectivity and working capital. We intend to finance this amount from our ongoing sales and through the sale of either our debt or equity securities or a combination thereof, to affiliates, current stockholders and/or new investors.

         Operating activities. For the six months ended June 30, 2003 we used $230,574 of cash in operating activities primarily due to our net loss of $1,039,592 , partially offset by an amount of $ 463,282 issuance of securities for services.. In the same period in 2002, we used $1,446,203 of cash in operating activities primarily due to our net loss of $ 1,381,468 and from a $220,179 increase in accounts receivable and other current assets . For the year ended December 31, 2002, we used $1,218,613 of cash in operating activities primarily due to our net loss of $2,255,988, partially offset by a $714,842 increase in trade accounts payable and $218,121 depreciation expenses. In the same period in 2001, net cash used in operating activities totaled $3,764,249 primarily due to our net loss of $4,042,913 and a $183,689 increase in accounts receivable and other current assets.

Investing and financing activities.

         Property and equipment consist primarily of computers, software, and office equipment.

         For the six months ended June 30, 2003, net cash used in investing activities was $22,352 investment in equipment purchases. For the same period in 2002, net cash used in investing activities was $222,666 investment in equipment purchases. For the year ended December 31, 2002, net cash used in investing activities was $310,964 investment in equipment purchases. For the same period in 2001, net cash used in investing activities was $281,653 investment in equipment purchases.

         For the six months ended June 30, 2003, net cash provided by financing activities was $13,988 increase in bank indebtedness. For the same period in 2002, net cash provided by financing activities was $1,289,167 due to $1,300,000 shareholders' loan received, partially offset by a decrease of $10,833 in bank indebtedness.

Market Risk

         We do not currently use financial instruments for trading purposes and do not currently hold any derivative financial instruments that could expose us to significant market risk.

Corporate Tax Rate

         Our net operating loss carry-forwards in the United States for tax purposes amount to approximately $7.7 million as of June 30, 2003.

Impact of Inflation and Currency Fluctuation

         Substantially all of our revenues are denominated in dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels (NIS). In 2002, 48%, and in the three months ended June 30, 2003, 34%, of our costs were incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation will lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

         Our auditors have included an explanatory paragraph in their report on our financial statements, relating to the uncertainty of our business as a going concern, due to our limited operating history, our lack of historical profitability, and limited funds. Management believes that it will be able to raise the required funds for operations from bank financings, or from one or more future offerings, and to be able to achieve our business plan. Risks inherent in the business as discussed under the caption "Risk Factors" may affect the outcome of Management's plans.

                                    BUSINESS


Background


         We were incorporated in Delaware in February 2000 under the name of Wireless Auctions, Inc. We develop, manufacture, market and support a software and hardware-based wireless application gateway marketed under the brand MOMA Gateway. The MOMA Gateway enables cellular operators and wireless application service providers, to provide data and multimedia value-added services and content to their wireless subscribers. Our gateway is an end-to-end application and middleware platform that includes monitoring, billing, reporting, content management, customer care, application development, generic application engines, third-party provisioning and centralized third-party management tools. These services are called value-added services in the wireless industry. Our platforms have been utilized since March 2000 in over 300 applications across more than 20 European and Asian networks for over 50 various internationally known content and media providers. These include applications such as games, information services, alerts, advertising and promotions, which were developed and delivered on a hosted basis for content and media providers, through our wholly-owned UK subsidiary and its Italian, French and Spanish subsidiaries. In the second half of 2002, we ceased operating and owning hardware infrastructure in order to concentrate on licenses and installed sales of our technology, and the operations of the UK and its European subsidiaries were discontinued.

         We operate mainly through m-Wise Ltd., our wholly-owned subsidiary in Israel. We currently sell our MOMA Gateway directly and through representative offices in Taiwan and Singapore. In addition, we have entered into "prime contractor" arrangements with Siemens and Ericsson EMEA, for the provision of the MOMA technology to their customers. With Siemens, our three contracts to date have consisted of a subcontractor arrangement. We are currently pursuing two projects with Ericsson and under the agreement they are will introducing us to their customers. There can be no assurance that these arrangements will secure agreements with customers in the near future, if at all.


Industry Background

Growing Market for Value-added Services.


         The wireless communications market primarily consists of cellular telephone networks, but also includes pagers, personal digital assistants, and private mobile networks such as those used by utility companies and delivery services. Value added services constitute significant additional revenue sources for wireless networks, and have become essential components of cellular services in only a few years. This has been documented by industry analysts and journalists, as well as by the financial reports from various cellular operators that describe data services as a growing percentage of the carriers' revenues.


         Originally utilized solely for telephone communications, the wireless phone networks have added data and multimedia content for the benefit of their subscribers, such as:


o SMS - short message service - enables subscribers to send and receive short (160 character) text messages and graphics images;

o EMS - enhanced message service - enables subscribers to send and receive high quality images and graphics;

o MMS -multimedia messaging service - enables the delivery of further enhanced images and audio files;

o WAP - web application protocol - enables subscribers to access the internet and send and receive email;

o        Interactive media, such as quizzes and online gaming, including Java
         (J2ME) technology;

o        Subscriber information, such as stock quotes or sports news;

o "Push" technology, enabling content providers to broadcast advertisements to subscribers; and

o        Entertainment media, including radio stations, music and magazines.

         Our technology is referred to as middleware as it integrates the wireless telecommunications providers and mainstream information technology industries. Providers developing middleware technology supply a means of integrating the wireless telecommunications providers, mainstream IT, and content and media provider industries to deliver value added services to wireless subscribers. The introduction of the wireless value added services industry has put an onus on cellular operators and service providers to use their internal operational infrastructure as an externally-facing, strategic service delivery platform. Wireless middleware technology seeks to form a crucial part of this platform, thus facilitating the cellular operators and service providers' efforts to connect to content partners and then deliver compelling services to their wireless subscriber base, regardless of the device used by the subscribers.

Growing Importance of Middleware

         Our MOMA Gateway provides a centralized approach to middleware. We view the role of our middleware as central to the service offering by reducing the complexity in the supply chain. Wireless operators and wireless application service providers currently negotiate with a large number of industry players to deliver content, including access providers, payment providers, content aggregators and applications developers. We emphasize our business value as reducing service development costs for wireless operators and wireless application service providers by providing a single horizontal platform on which to build and deliver value added services, and on which to manage value added services content and billing relationships. We believe that the single middleware solution reduces the time spent negotiating with third parties to implement and run new services and then manage those agreements.

         We believe that middleware will play a central role in the wireless operator and wireless application service providers service delivery offering. The core middleware will be installed on the operator and wireless application service provider's network to fulfill the functions of service development and management, with smaller versions of the gateway installed at the operator or wireless application service providers' subsidiaries in additional geographic markets to share central sources of information. This approach lowers the costs for the operator by centralizing the processes that are currently built individually by content provider, geographic market and other criteria.

The m-Wise Strategy

         We believe that we were early to recognize the role of middleware in an increasingly complex platform strategy, and that we positioned ourselves to successfully prove the capacity of our application gateway to act as middleware for wireless value added services regardless of different standards, device types and billing standards. One of the ways in which we are promoting our middleware technology is by addressing wireless operators and wireless application service providers requirements for a centralized platform on which to build and manage value added services content and applications from a number of different providers. In a similar approach, we are targeting wireless application service providers in order to provide them with a centralized platform on which to develop and deliver their own service offering.

The m-Wise Solution

         Our MOMA Gateway middleware provides operators and service providers of wireless data systems an end-to-end range of functionalities necessary to develop, manage and launch wireless value added services and transactions. These functionalities include, among others, the ability to:

o Minimize the capital, commercial, training and technical requirements by providing a common platform for the operator or wireless application service providers IT, marketing, customer care and billing departments to manage current and next-generation wireless value added services;

o Minimize costs by providing a common platform for all third-party content and service providers to connect and bill through the operator or wireless application service providers wireless network;

o Increase value added services revenues by accelerating the time to market for third-parties, and by increasing the number of content providers, media companies and other enterprises able to enter the wireless value added services market;

o Eliminate the common problem of un-billed premium value added services for pre-paid wireless subscribers by integrating in real-time with the operators legacy pre-paid billing system to ensure that an adequate pre-paid account balance exists prior to delivering the value added services to the subscriber;

o Centralize and itemize the operator or wireless application service providers reporting and billing for all value added services by third party, delivery channel (e.g. SMS, MMS or other) or billing mechanism (e.g. premium messaging, IVR, pre-paid data-card or other); and

o Mitigate many typical problems, such as real-time billing, anti-spam policies, itemized value added services billing and adequate customer support, through the delivery of a live window and centralized controls for all value added services, billing modules and third-party providers.


     Products


         We develop, manufacture, market and support a software and hardware-based wireless application gateway marketed under the brand MOMA Gateway (MOMA is a middleware, i.e. a bundle of hardware and software parts that together provide all the functionalities described). The hardware consists of off the shelf products that our customers purchase per our specifications or that we purchase on their behalf, typically for no additional consideration other than the cost of such hardware components. The main software that runs these hardware components consists of the MOMA proprietary software code we developed through the years. In addition, we use standard off the shelf software and freeware (such as Linux, JSP, Microsoft SQL, Checkpoint's firewall solutions, Tomcat), for which we purchase licenses for our use or on behalf of our customers.

         We provide our customers with various services, such as standard-level product support and maintenance, product upgrades (typically at a fee of 15% of initial license price per year), and remote management and service monitoring, that are priced separately. The MOMA Gateway software is designed to enable its users to customize and manage certain aspects of the product, such as the "look and feel" of the user interface, the language of the user interface, and the connection of the MOMA Gateway to external services. Further customization, when required, is also priced in addition to the license fee.

         Our MOMA Gateway, embodied in hardware and software technology, provides operators of mobile data systems the capability to offer the above services and other interactive content. Our technology facilitates necessary billing and customer service functions and interfaces with commercially available media content.

     Customers

         Our current wireless data customers include prominent global wireless application service providers and wireless operators. For 2002, 36% of our revenues were derived from our contract with one customer and 73% with three customers.

     Partners

         We primarily operate through original equipment manufacturers and regional sales representatives to distribute and sell our products. We are currently negotiating additional agreements, but to date we have formed partnerships with Hewlett-Packard in Asia for installed middleware sales to cellular operators and with Comverse's subsidiary, Starhome, for hosted gateway sales to cellular operators worldwide. Pursuant to the partnership formed with Hewlett-Packard in Asia, we have jointly approached several mobile operators in the Far East, whereby Hewlett-Packard would be the prime contractor, integrator and hardware provider and we would license the use of our technology for any such products sold. We also have recently established a prime-contractor relationship with Siemens globally and Ericsson EMEA. Under these contracts, a wireless carrier requests a major vendor to be the front supplier on our behalf, in return for a certain mark-up, typically 20-30%. There is no guarantee that these partnerships will generate revenues, or that new partnerships will be formed.

         We have formed partnerships with several market leading content aggregators and creators, which aggregates value added services content and applications from dozens of providers around the world. These agreements enable us to, where required by our cellular operator or wireless application service providers clients, also provide value added services content and applications along with our middleware licenses.

     Research and Development

         We devote significant resources to research and development. In January 2003 we were jointly awarded with Hewlett Packard an SIIRD Grant (a joint Israeli Singapore government grant of $186,343 USD) to upgrade the MOMA Gateway to support MMS and J2ME (Java technology for wireless applications) for wireless carriers in the Far East. This grant was partially funded during the 6 months ended June 30, 2003 and is reflected in our financial statements. We expect to continue significant research and development activities to integrate new technologies into our gateway. During the years ended December 31, 2001 and 2002 we expended $1,908,777 and $1,923,806, respectively, on research and development activities.

         Our Israeli subsidiary, m-Wise Ltd., was granted an "Approved Enterprise" status from the Israeli Ministry of Industry and Trade, for the expansion of its facilities in the city of Herzeliya in Israel. The Approved Enterprise status grants the subsidiary certain tax benefits and requires it to fulfill certain conditions and criteria, such as notify the Ministry with respect to, for example, the progress of and any change in its performance or its corporate structure and operations. Also, the subsidiary is required to obtain approval from the Ministry for certain transactions, including changes in its corporate equity holding of more than 49% of its ownership, whether by private placement or a public offering on a stock exchange.


     Intellectual Property

         Our intellectual property rights are important to our business. We protect our intellectual property rights with a combination of copyright, the use of contractual provisions with our customers and partners embodied in our license and partnership agreements, and procedures to maintain the confidentiality of trade secrets. Most of our intellectual property is embodied in software. The functionality of all software can eventually be reverse engineered, given enough time and resources. We rely on common law for protection of our trademarks "MOMA Gateway" and "m-Wise".

     Competition


         We encounter competition from numerous competitors, including hundreds of smaller companies addressing niche content markets. Our larger competitors include Cash-U Mobile Technologies Ltd. in SMS and MMS, Mobilitech, Inc. in J2ME and centralized technology platforms (middleware), Akumitti Ltd. in digital content platforms, Openwave Systems Inc. in application platforms, and LogicaCMG and Materna GmbH Information & Communications in the middleware arena. We believe our competitive strengths are our superior technology, which was greatly enhanced since its release, and our technical experience in integrating our middleware with various third-party technologies already existing within the cellular operator or wireless application service providers network (e.g. SMSCs, MMSCs and legacy billing systems). We also believe our competitive strengths are further enhanced by our strong presence in the market through our sales to large local and global content providers in each of the relevant vertical markets, partnering with industry-leading global and regional OEM/channel partners as well as local sales representatives, flexibility, and commercial experience in the industry.

     Employees


         Along with our subsidiaries we employ an aggregate of 12 employees, including our officers. Two employees (Messrs. Broudo and Ben-Asulin) are employed by m-Wise and 10 employees are employed by m-Wise Israel, two of whom also provide their services to us (Messrs. Kabazo and Lewin). All employment agreements with officers and directors are described under the caption "Executive Compensation". We believe our employee relations to be excellent. None of our employees is represented by a labor union, and all are employed on a full-time basis.

         Since we have determined to pursue an aggressive objective, which will require us to maintain competitive advantages in a range of areas, we intend to maintain a small core of highly skilled technical experts in key areas. This team will be responsible for maintaining the leadership of the technology platform, designing the future technology upgrades and products, and utilizing outsourced development firms on an as-needed basis to implement the necessary codes and assist in dealing with peaks derived from sales and projects.

         We anticipate that managing growth during 2004-2005 while maintaining a small core team will require us to hire, as required by growing sales volumes and distribution channels, a few additional personnel for technical support, account management and sales support for the distribution channels.

         Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimum. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI (Consumer Price Index). The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We typically fund our ongoing severance obligations for our Israeli employees by making monthly payments for managers insurance policies and severance funds.


         Israeli law provides that employment arrangements with employees who are not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation which differentiates between compensation paid to employees for a 45 hour work week or for maximum daily work hours and compensation for overtime work. The maximum number of hours of overtime is limited by law. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work, however, we do not believe that these claims would have a material adverse effect on us.

     Facilities


         Our offices are located at 10 Hasadnaot Street, Herzeliya Pituach, Israel 46728, in leased office space of approximately 250m2, which we believe is adequate for our current and future operating activities.


     Israeli Tax Consideration


         Pursuant to the Law for the Encouragement of Capital Investments
(1959), the Government of the State of Israel, through the Investment Center, has granted an "Approved Enterprise" status to our Israeli subsidiary's facility in Herzelyia. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits for the near future. The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria. If we fail to comply with these conditions and criteria, the tax benefits that we receive could be partially or fully cancelled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. We currently believe that we will be entitled to receive these benefits, although there can be no assurances that we will be able to do so at this time. From time to time, the Government of Israel has discussed reducing or limiting the benefits. We cannot assess whether these benefits will be continued in the future at their current levels or at all.

     Legal Proceedings


         On January 10, 2003, Marsa Holdings Limited ("Marsa") filed a Winding-Up Petition in the High Court of Justice, Chancery Division, Companies Court for a compulsory liquidation order against the UK subsidiary, m-Wise Limited. The Petition was filed with respect to a debt in the amount of (pound)34,728.97 due by m-Wise UK to Marsa under a certain lease agreement. The first hearing was held on February 26, 2003, and an order was made adjourning the petition to April 9, 2003. m-Wise has not contested this procedure, and subsequently Marsa has dismissed the Petition. We intend to dissolve the UK subsidiary. As a result, we believe the Petition will have no effect upon us. We did not guarantee the liabilities of m-Wise Limited and the adverse adjudication of this matter will have no impact on our results of operations. All assets of this subsidiary have been written off.

         Other than the legal proceedings described above, we are not a party to any material legal proceedings.


                                   MANAGEMENT

     Directors and Executive Officers


         The members of our Board of Directors serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. The following are our directors and executive officers. All officers dedicate their full business time to our operations.


         Name                     Age     Position
         ----                     ---     --------
         Mordechai Broudo  44             Chief Executive Officer and Director
         Shay Ben-Asulin          35      Chairman of the Board and Secretary
         Gabriel Kabazo           30      Chief Financial Officer
         Asaf Lewin               38      Chief Technology Officer


         Mr. Mordechai Broudo is one of our co-founders and has been a director since our inception. Mr. Broudo has been acting as our Chief Executive Officer since June 2001. Before founding m-Wise, Mr. Broudo was the Chief Technology Officer of Need2Buy.com, Inc., now known as River One Inc., was funded by Mitsubishi and several leading venture capital firms, from November 1999 to March 2000. River One provides management software and services for manufacturers to control processes between customers and suppliers. From January 1997 to April 1998, Mr. Broudo served as the Managing Director of the New York office of Mercado DTL, a provider of advanced intelligent data management systems. Mr. Broudo received a Bachelors Degree in Computer Science from Queens College, New York, in 1991.

         Mr. Shay Ben-Asulin is one of our co-founders and has been a director since our inception. Mr. Ben-Asulin has been acting as our President and Chairman of the Board of Directors since June 2001, focusing mainly on our European operations, corporate strategy and funding and product planning. Before founding m-Wise, Mr. Ben-Asulin served as the Business Development and Wireless Content Manager, from April 1999 to March 2000, of PassCall Advanced Technologies Ltd., an Israeli start-up company based in New York, focused on web-based content and applications to wireless phones. In this position, Mr. Ben-Asulin acquired extensive knowledge and expertise of the wireless communications market, and developed sales and business development channels with US cellular operators, system integrators and media companies. From January 1998 to September 1999, Mr. Ben-Asulin served as the Chief Executive Officer of Mishin Investments Ltd., a privately-owned company that promoted multinational projects and investments in the Middle East region through business alliances in Israel and countries such as Jordan, Oman, Qatar and Egypt.

         Mr. Gabriel Kabazo, CPA, has served as our Chief Financial Officer since October 2002. From August 2000 to September 2002, Mr. Kabazo was the Controller of On Track Innovations Ltd., a high-tech manufacturing company in the business of contactless smart cards traded on the NASDAQ, with several subsidiaries worldwide (North America, South Africa, Asia and Europe) and over 200 employees, where he supervised the finance and accounting activities of the various subsidiaries, the ongoing management of the accounting department, preparation of budget plans, financial reports and reports to the SEC. Mr. Kabazo has led several initiatives to enhance efficiency and reduce company spending as required from market conditions and played a principal role in the preparation of On Track Innovations Ltd.'s public offering, working closely with company management, external attorneys and underwriters. From December 1997 to July 2000, Mr. Kabazo worked as a CPA, Senior Level, at Luboshitz Kasierer, one of Israel's leading CPA firms. Mr. Kabazo received a Bachelors Degree in Accounting and Economics from the Faculty of Management of Tel-Aviv University in 1997 and is a Certified Public Accountant registered in Israel since 1999.

         Mr. Asaf Lewin has served as our Chief Technology Officer since June 2001. From August 2000 to September 2000, Mr. Lewin was a co-founder and managing director at eCaddo Ltd., an Israeli start-up company in the field of scheduling/pricing solutions for online directories. Mr. Lewin founded eCaddo in March 2000. From 1995 to March 2000, Mr. Lewin oversaw the development of several extensive visual reconnaissance systems at Elron Software (a wholly owned subsidiary of Elron Electronic Industries and a recognized global leader in the development of innovative technology products and services for advanced networking and Internet infrastructures), in the capacity of division manager. Prior to his engagement by Elron Software in 1995, Mr. Lewin was engaged by the development team at the Israeli Air Force Avionics Software Center, where he participated in numerous research and development projects in a variety of languages and development environments. He was honored with an award of excellence from the Israeli Air Force Commander for a certain project. Mr. Lewin received a Bachelors Degree (cum laude) in Aeronautical Engineering from the Israeli Technion (the Israel Institute of Technology) in 1988.

Audit Committee

         We do not have an audit committee. The entire Board of Directors serves as the audit committee. Because of our small size and the risk attendant to a small public company, we are currently unable to attract an audit committee financial expert to our Board of Directors.

Executive Compensation

         The following table sets forth the cash and all other compensation paid to our executive officers and directors during each of the last three fiscal years, including compensation from our subsidiaries. The remuneration described in the table includes our cost of any benefits which may be furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of our business. This table does not include certain options to purchase Series B preferred stock granted to corporations controlled by Messrs. Broudo and Ben-Asulin (272,413 and 283,994 shares, respectively) since such options were granted in order to provide for anti-dilution protection, and not in connection with such individuals' employment.

                           Summary Compensation Table


===============================================================================================================================
               ANNUAL COMPENSATION                                        LONG TERM COMPENSATION
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Awards                 Payouts
                                                                    -----------------------------   -----------
                                                                    Restricted      Securities
Name and                                            Other Annual      stock         Underlying          LTIP           All
Principal Position       Year    Salary     Bonus   Compensation    Awards ($)    Options SARs(#)   Payouts ($)    Compensation
------------------       ----    ------     -----   ------------    ----------    ---------------   -----------    ------------
Shay Ben-Asulin          2002   $109,992      0          0              0                0               0               0
Chairman of the Board    2001    126,498      0          0              0                0               0
                         2000     83,333      0          0              0                0               0               0

Gabriel Kabazo (1)       2002   $ 12,658      0          0              0                0               0               0
CFO                      2001          0      0          0              0                0               0
                         2000          0      0          0              0                0               0               0

Mordechai Broudo         2002   $109,992      0          0              0                0               0               0
CEO                      2001   $126,498      0          0              0                0               0               0
                         2000   $ 83,333      0          0              0                0               0               0

----------
(1) Gabriel Kabazo's employment commenced in October 2002. The amounts shown for Messrs. Ben-Asulin and Broudo include for each $54,996 accrued but not paid in 2002.

     Employment Agreements

         Mordechai Broudo has an employment agreement dated January 8, 2001, as amended, pursuant to which he provides us with his services as Chief Executive Officer, for an initial period of three years, renewed automatically unless previously terminated. The agreement may be terminated, without cause, upon 90 days notice or by payment of three months salary, or may be immediately terminated by us, without cause, provided that Mr. Broudo receives six months severance pay. Mr. Broudo's current salary is $9,166 per month, plus 24 days paid annual vacation. In addition, we have a repurchase right with respect to Mr. Broudo's ownership, directly or indirectly (such as through his control of Proton Marketing LLC), of certain shares, options, warrants or other rights to acquire our shares, upon termination of Mr. Broudo's employment with us, which is not termination for "good reason" or without cause. The repurchase right shall expire on the earlier to occur of January 8, 2004, or upon the occurrence of certain events.

         Shay Ben-Asulin has an employment agreement dated January 8, 2001, as amended, pursuant to which he provides us with his services as Chairman of the Board of Directors for an initial period of three years, renewed automatically unless previously terminated. The agreement may be terminated, without cause, upon 90 days notice or by payment of three months salary, or may be immediately terminated by us, without cause, provided that Mr. Ben-Asulin receives six months severance pay. Mr. Ben-Asulin's salary is $9,166 per month, plus 24 days paid annual vacation. In addition, we have a repurchase right with respect to Mr. Ben-Asulin's ownership, directly or indirectly (such as through his control of Putchkon.com, LLC), of certain shares, options, warrants or other rights to acquire our shares, upon termination of Mr. Ben-Asulin's employment with us, which is not termination for "good reason" or without Cause. The repurchase right shall expire on the earlier to occur of January 8, 2004, or upon the occurrence of certain events.

         Asaf Lewin has an employment agreement with the Israeli Subsidiary dated June 1, 2001, as amended, and serves as our Chief Technology Officer and the Chief Technology Officer of our Israeli subsidiary. Pursuant to his employment agreement, he receives NIS 33,000 per month. He also receives a manager's insurance policy, which will be transferred to him upon termination of the contract unless his employment is terminated for cause. He also receives a vocational studies fund from us in the amount of 7.5 % of his monthly salary. His employment agreement may be terminated upon 3 months notice without cause, or immediately for cause. He has received an option to purchase 139,354 shares of our Series B preferred stock, subject to certain vesting schedules and certain other restrictions.

         Gabriel Kabazo has an employment agreement with the Israeli Subsidiary dated October 1, 2002, as amended, and serves as our Chief Financial Officer and the Chief Financial Officer of our Israeli subsidiary. Pursuant to his employment agreement, he receives NIS 15,000 per month. He also receives a manager's insurance policy, which will be transferred to him upon termination of the contract unless his employment is terminated for cause. He also receives a vocational studies fund from us in the amount of 7.5 % of his monthly salary His employment agreement may be terminated upon one month's notice without cause, or immediately for cause. He has received an option to purchase 10,500 shares of Series B preferred stock and 25,000 shares of our common stock, subject to certain vesting schedules and certain other restrictions.

         We adopted an Israel Stock Option Plan (2003) (the "2003 Israeli Plan") and an International Share Option Plan (2003) (the "2003 International Plan") on January 16, 2003, by resolution of our Board of Directors and stockholders, and an Israel Share Option Plan (2001) and an International Share Option Plan (2001) by resolution of our Board of Directors on February 1, 2001. The Plans enable us to offer an incentive based compensation system to our employees, directors and consultants and employees, directors and consultants of our subsidiaries and/or affiliated companies, except for the Israel Share Option Plan (2001) which does not allow option grants to directors, in their capacity as such.

     No options were granted in 2002.

     International Share Option Plan (2001)

         The International Share Option Plan (2001) is administered by the Board of Directors, or a committee appointed by the Board comprised of one or more of our directors (the "Administrator"). The Plan provides for the grant of Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant, to our employees, directors and consultants and of our subsidiaries. There are 50,000 shares of common stock authorized under the Plan. We may increase the number of shares authorized for issuance under the International Plan or may make other modifications to the Plan without stockholder approval, unless required under applicable law, however, no amendment may adversely change the existing rights of any option holder. As of the date of this prospectus there were 50,000 options issued under the International Share Option Plan (2001).

         Any options which have been granted but not exercised may again be used for awards under the Plan. Nonstatutory stock options may be granted to service providers (employees, directors or consultants of m-Wise and its subsidiaries). Incentive stock options may only be granted to our directors, officers and employees employed by us or by our subsidiaries. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year exceeds $100,000, such options shall be treated as nonstatutory stock options. Except for certain circumstances, incentive stock options may not be granted at an exercise price less than 100% of the fair market value of the stock as of the date of grant (110% as to any 10% stockholder at the time of grant); non-qualified stock options may not be granted at a price less than 85% of fair market value of the stock as of the date of grant (110% as to any 10% stockholder at time of grant).

         Stock options may be exercised during a period of time fixed by the Administrator except that no stock option may be exercised more than ten (10) years (in the case of an incentive stock option, five (5) years if the optionee holds more than 10% of our voting power, or such shorter term as may be provided in the option agreement) after the date of grant, provided that upon our liquidation the vesting of the option may accelerate. If the optionee ceases to be a service provider as a result of death or disability, then the vested portion of the option may be exercised within such period of time as set forth in the option agreement (of at least six (6) months) or for 12 (twelve) months if the option agreement does not specify such date, but in no event later than the expiration term of such option as set forth in the option agreement. Except in the case of options granted to officers, directors and consultants, options may become exercisable at a rate of no less than 20% per year over five (5) years from the date of grant. In the discretion of the Administrator, payment of the purchase price for the shares of stock acquired through the exercise of a stock option may be made in cash, check, or by delivery of promissory notes or consideration received by us under a formal cashless exercise program adopted by us in connection with the Plan, or any combination of the foregoing methods of payment. Any option granted under the Plan is exercisable according to the terms of the Plan and of the option agreement and at such times and under such conditions as determined by the Administrator and set forth in the option agreement. Shares issued upon exercise of an option are issued in the name of the Optionee to a trustee, to be held by the trustee on behalf of the optionee until the initial underwritten public offering of our equity securities. In the event of a merger by us with or into another corporation, or the sale of substantially all of our assets, and the successor corporation refuses to assume or substitute the outstanding options, then the option shall fully vest shall be fully exercisable for a period of fifteen (15) days from the date of the notice thereof to the optionee, and the option shall terminate upon the expiration of such period.


     Israel Share Option Plan (2001)


         The Israel Share Option Plan (2001) is administered by the Board of Directors, or a committee appointed by the Board. Our employees and consultants and employees and consultants of our subsidiaries and affiliates become participants in the Plan upon receiving option grants. There are 400,612 shares of common stock authorized under the Plan. We may increase the number of shares authorized for issuance under the Plan and extend the termination date of the Plan with the recommendation of the Board of Directors and the approval of the general meeting of our stockholders. The Plan is designed to conform to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder, however, the Board of Directors, may, at its discretion, decide whether an option shall be granted pursuant to Section 102 or otherwise, to a trustee or otherwise. Where a conflict arises between any section of the Plan, the option agreement and the provisions of the law and the rules, the latter shall apply and the Board of Directors in its sole discretion determines the necessary changes to be made to the Plan and its determination regarding this matter shall be final and binding. As of the date of this prospectus there were 400,000 options issued under the Israeli Share Option Plan (2001).

           Options may be granted at a value as determined by the Board of Directors, but not less than $.01 per share. Unless otherwise determined by the Board of Directors, shares issued upon exercise of options shall be issued and held by a trustee approved by the Israeli Tax Authorities until the earlier of 8 years of the date of their issue or the completion of an initial public offering of our securities pursuant to an effective registration statement or similar document, but in the case of grants pursuant to Section 102, not less then the period required or approved pursuant to Israeli law, regulations or rules promulgated thereunder. A grantee who desires to exercise an option granted directly to him (and not through the trustee) shall so notify us in writing in such form as shall be prescribed by the Board of Directors from time to time. The Plan terminates and no option shall be granted after the ten (10) year anniversary of the Plan.

         Unless otherwise directed by the Board of Directors, options vest, subject to certain conditions, at the rate of 1/4 at the end of the first year and 1/16 every 3 months thereafter. The term of the options shall not be more than 8 years, provided that, and unless in each case the applicable option agreement provides otherwise, upon our liquidation 1/2 of the outstanding options held by or on behalf of a grantee shall be accelerated and become immediately vested and exercisable and upon the occurrence of certain "significant events" all outstanding options held by or on behalf on a grantee shall be accelerated and become immediately fully vested and exercisable. Upon dismissal of the employee for Cause, all options held by or on behalf of the grantee immediately expire. If the grantee's employment is terminated as a result of death, disability or retirement after age 60 with the approval of the Board of Directors, then the vested portion of the option may be exercised for a period of 12 (twelve) months.

         In the event that a grantee is exempt from vesting periods the Board of Directors entitled to determine that where the grantee does not comply with the conditions determined by the Board or Directors or ceases to be an employee, the trustee, us or a company related to us thereof have the right to repurchase the shares from the grantee for nominal or any other consideration paid by the grantee. Any options which have been granted but not exercised may again be used for awards under the Plan. If m-Wise shares should be registered for trading on any stock exchange, then the options and/or shares allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time.

     International Share Option Plan (2003)

         The International Share Option Plan (2003) is administered by the Board of Directors, or a committee appointed by the Board comprised of one or more of our directors (the "Administrator"). The Plan provides for the grant of Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant, to our employees, directors and consultants and of our subsidiaries. There are 654,390 shares of Series B preferred stock authorized under the Plan. We may increase the number of shares authorized for issuance under the International Plan or may make other modifications to the Plan without stockholder approval, unless required under applicable law, however, no amendment may adversely change the existing rights of any option holder. As of the date of this prospectus there were 654,390 options issued under the International Share Option Plan (2003).

         Any options which have been granted but not exercised may again be used for awards under the Plan. Nonstatutory stock options may be granted to service providers (employees, directors or consultants of m-Wise and its subsidiaries). Incentive stock options may only be granted to employees, including officers and directors, employed by us and by our subsidiaries. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year exceeds $100,000, such options shall be treated as nonstatutory stock options. Except for certain circumstances, incentive stock options may not be granted at an exercise price less than 100% of the fair market value of the stock as of the date of grant (110% as to any 10% stockholder at the time of grant); non-qualified stock options may not be granted at a price less than 85% of fair market value of the stock as of the date of grant (110% as to any 10% stockholder at time of grant).

         Stock options may be exercised during a period of time fixed by the Administrator except that no stock option may be exercised more than ten (10) years (in the case of an incentive stock option, five (5) years if the optionee holds more than 10% of our voting power, or such shorter terms as may be provided in the option agreement) after the date of grant, provided that upon our liquidation the vesting of the option may accelerate. If the optionee ceases to be a service provider as a result of death or disability, then the vested portion of the option may be exercised within such period of time as set forth in the option agreement (of at least six (6) months) or for 12 (twelve) months if the option agreement does not specify such date, but in no event later than the expiration term of such option as set forth in the option agreement. Except in the case of options granted to officers, directors and consultants, options may become exercisable at a rate of no less than 20% per year over five (5) years from the date of grant. In the discretion of the Administrator, payment of the purchase price for the shares of stock acquired through the exercise of a stock option may be made in cash, check, or by delivery of promissory notes or consideration received by us under a formal cashless exercise program adopted by us in connection with the Plan, or any combination of the foregoing methods of payment. Any option granted under the Plan is exercisable according to the terms of the Plan and of the option agreement and at such times and under such conditions as determined by the Administrator and set forth in the option agreement. Shares issued upon exercise of an option are issued in the name of the Optionee to a trustee, to be held by the trustee on behalf of the optionee until the initial underwritten public offering of our equity securities. In the event of a merger by us with or into another corporation, or the sale of substantially all of our assets, and the successor corporation refuses to assume or substitute the outstanding options, then the option shall fully vest shall be fully exercisable for a period of fifteen (15) days from the date of the notice thereof to the optionee, and the option shall terminate upon the expiration of such period.

     Israel Stock Option Plan (2003)

         The Israel Stock Option Plan (2003) is administered by the Board of Directors, or a committee appointed by the Board. Our employees, directors, service providers and consultants and those of our subsidiaries and affiliates become participants in the Plan upon receiving option grants. There are 420,246 shares of Series B Preferred Stock authorized under the Plan. We may increase the number of shares authorized for issuance under the Plan and extend the termination date of the Plan with the recommendation of the Board of Directors and the approval of the general meeting of our stockholders. The Plan is designed to conform to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder, however, the Board of Directors, may, at its discretion, decide whether an option shall be granted pursuant to Section 102 or otherwise, to a trustee or otherwise. Where a conflict arises between any section of the Plan, the option agreement and the provisions of the law and the rules, the latter shall apply and the Board of Directors in its sole discretion determines the necessary changes to be made to the Plan and its determination regarding this matter shall be final and binding. As of the date of this prospectus there were 419,247 options issued under the Israel Srock Option Plan
(2003).

         Options may be granted at a value as determined by the Board of Directors, but not less than $.01 per share. Unless otherwise determined by the Board of Directors, shares issued upon exercise of options shall be issued and held by a trustee approved by the Israeli Tax Authorities until the earlier of 8 years of the date of their issue or the completion of an initial public offering of our equity securities pursuant to an effective registration statement or similar document, but in the case of grants pursuant to Section 102, not less then the period required or approved pursuant to Israeli law, regulations or rules promulgated thereunder. A grantee who desires to exercise an option granted directly to him (and not through the trustee) shall so notify us in writing in such form as shall be prescribed by the Board of Directors from time to time. The Plan terminates and no option shall be granted after the ten (10) year anniversary of the Plan.

         Unless otherwise directed by the Board of Directors, options vest at the rate of 1/4 at the end of the first year and 1/16 every 3 months thereafter. The term of the options shall not be more than 8 years, provided that, and unless in each case the applicable option agreement provides otherwise, upon our liquidation all of the outstanding options held by or on behalf of a grantee shall be accelerated and become immediately vested and exercisable and upon the occurrence of certain "significant events" all outstanding options held by or on behalf of a grantee shall be accelerated and become immediately fully vested and exercisable. Upon dismissal of the employee for Cause, all options held by or on behalf of the grantee immediately expire. If the grantee's employment is terminated as a result of death, disability or retirement after age 60 with the approval of the Board of Directors, then the vested portion of the option may be exercised for a period of 12 (twelve) months.

         In the event that a grantee is exempt from vesting periods the Board of Directors is entitled to determine that where the grantee does not comply with the conditions determined by the Board of Directors or ceases to be an employee, the trustee, us or one of our related companies have the right to repurchase the shares from the grantee for nominal or any other consideration paid by the grantee. Any options which have been granted but not exercised may again be used for awards under the Plan. If m-Wise shares should be registered for trading on any stock exchange, then the options and/or shares allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time.

          In 2003, the Board of Directors resolved to grant certain of our service providers and service providers of our subsidiaries an aggregate of 62,712 options to purchase shares of Series B preferred stock under the Israel 2003 Plan, subject to a certain vesting schedule. If a Liquidation Event occurs prior to July 1, 2005, then the vesting of these options, as well as any additional options to purchase shares of Series B preferred stock to be granted in the future under the 2003 International Plan and/or the 2003 Israel Plan, and unless otherwise determined by the Board of Directors, shall cease forthwith and such grantees shall have no right to receive or exercise any options not vested prior to such date. All such unvested options will be granted, fully vested, to Putchkon.com, LLC (38.46%), Proton Marketing Associates, LLC (38.46%) and Inter-Content Development for the Internet Ltd. (23.08%).


                             PRINCIPAL STOCKHOLDERS


         The following table sets forth information relating to the beneficial ownership of our shares of preferred stock and common stock as of the date of this prospectus by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of such class (ii) each of our directors and executive officers, and (iii) the Percentage After Offering assumes the sale of all shares offered by this prospectus. Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. As of the date of this prospectus there were 5,174,554 shares of our common stock issued and outstanding.

Series A Preferred Stock

                                                                                                   Percentage
     Name and Address                       Series A Preferred        Percentage of Class        After Offering
     ----------------                       ------------------        -------------------        --------------
    Cap Ventures, Ltd.                          324,562(1)                    100%                    100%
      28 Bezalel St.
 Ramat-Gan, Israel 52521

(Dr. Michael Anghel is the Chief Executive Officer of Cap Ventures Ltd.)

(1) Includes 56,180 Shares of Series A Preferred Stock issuable upon exercise of warrant.

Series B Preferred Stock

                                                                                                   Percentage
     Name and Address                       Series B Preferred        Percentage of Class        After Offering
     ----------------                       ------------------        -------------------        --------------
    Shay Ben-Asulin(1)                            472,246                     86.9%                   86.9%
    Mordechai Broudo(2)                           460,665                     86.5                    86.5
    Inter-Content Development
    For the Internet Ltd.(3)                      307,668                     45.0                    45.0
    Doron Cohen -
      David Cohen, Law Offices(4)                 180,441                     26.9                    26.9
    Gabriel Kabazo(5)                              10,500                      1.0                     1.0
    Asaf Lewin(6)                                 139,354                     22.1                    22.1

(1) Shay Ben-Asulin is the beneficial owner of Putchkon.com, LLC which owns all these shares and options. Putchkon.com's address is c/o Doron Cohen
         - David Cohen Law Offices, 14 Abba Hillel Silver Rd., Ramat-Gan, Israel 52506. Includes 283,994 Shares of Series B preferred stock issuable upon exercise of fully vested options. Does not include certain additional options to purchase shares of Series B preferred stock which Putchkon.com is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(2) Mordechai Broudo is the beneficial owner of Proton Marketing Associates, LLC, whose address is c/o Doron Cohen - David Cohen Law Offices, 14 Abba Hillel Silver Road, Ramat-Gan, Israel 52506. Includes 272,413 shares of Series B preferred stock issuable upon exercise of fully vested options. Does not include certain additional options to purchase shares of Series B preferred stock which Proton is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(3) The address of Inter-Content Development for the Internet Ltd. is 18 Yohanan Ha'Sandlar St., Tel Aviv, Israel 63822. The beneficial owner of Inter-Content Development for the Internet Ltd. is Mr. Jacob Marinka. Includes 194,716 Shares of Series B Preferred Stock issuable upon exercise of fully vested options. Does not include certain additional options to purchase shares of Series B preferred stock which Inter-Content Development for the Internet Ltd. is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(4) The address of this firm is 14 Abba Hillel Silver Road, Ramat-Gan, Israel 52506. Includes 180,441 shares of Series B preferred stock issuable upon exercise of a fully vested warrant.

(5) The address of Gabriel Kabazo is c/o m-Wise. Includes 10,500 shares issuable upon exercise of fully vested options to purchase Series B preferred stock.

(6) The address of Asaf Lewin is c/o m-Wise. Includes 139,354 shares issuable upon exercise of fully vested options to purchase Series B preferred stock, subject to certain restrictions and limitations (see "Executive Compensation").

Series C Preferred Stock

                                                                                                   Percentage
     Name and Address                       Series C Preferred        Percentage of Class        After Offering
     ----------------                       ------------------        -------------------        --------------
    Miretzky Holdings Ltd.                     6,315,258(1)                   100%                    100%

Clinch's House, Lord Street, Douglas, Isle of Man, IM99 1RZ (PO Box 227)

(1)      The beneficial owner of Miretzky Holdings Ltd. is Mark Quirk.

Common Stock

                                                                           Percentage              Percentage
     Name and Address                          Common Stock             Before Offering          After Offering
     ----------------                          ------------             ---------------          --------------
     Shay Ben-Asulin(1)                          3,272,977                    39.9%                   39.9%
     Mordechai Broudo(2)                         3,272,978                    39.9                    39.9
     Miretzky Holdings Ltd. (3)                  6,315,258                    54.9                    54.9
     Gabriel Kabazo (4)                             92,020                     1.7                     1.7
     Asaf Lewin(5)                                 889,471                    14.7                    14.7
     Inter-Content development
     For the Internet Ltd. (6)                   1,963,787                    30.6                    30.6
     Doron Cohen -
      David Cohen, Law Offices (7)               1,207,701                    19.0                    19.0
     Cap Ventures Ltd. (8)                         324,562                     5.9                     5.9

     All officers and directors as a
       group (4 persons) (1)(2)(4)(5)            7,527,446                    62.1%                   62.1%

All above mentioned calculations were made on a fully diluted and as-converted basis, taking into account the conversion and/or exercise of every share of preferred stock and all outstanding warrants, options and shares of preferred or common stock reserved for grant under our employee share option plans.

(1) Shay Ben-Asulin is the beneficial owner of Putchkon.com, LLC, which owns all these shares. The address of Putchkon.com, LLC is c/o Doron Cohen - David Cohen, Law Offices, 14 Abba Hillel Silver Rd. Ramat-Gan, Israel 52506. Includes 258,720 shares of common stock, 1,201,577 shares of common stock currently issuable upon conversion of 188,252 Shares of Series B preferred stock and the exercise of fully vested options to purchase 283,994 shares of Series B preferred stock which are currently convertible into 1,812,680 shares of common stock. Does not include certain additional options to purchase shares of Series B preferred stock which Putchkon.com is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(2) Mordechai Broudo is the beneficial owner of Proton Marketing Associates, LLC, which owns all these shares. The address of Proton Marketing Associates, LLC is c/o Doron Cohen - David Cohen, Law Offices, 14 Abba Hillel Silver Rd. Ramat-Gan, Israel 52506. Includes 332,640 shares of common stock, 1,201,577 shares of common stock currently issuable upon conversion of 188,252 Shares of Series B preferred stock and the exercise of 272,413 fully vested options to purchase shares of Series B preferred stock which are currently convertible into 1,738,761 shares of common stock. Does not include certain additional options to purchase shares of Series B preferred stock which Proton is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(3) Includes 6,315,258 shares of Series C preferred Stock, currently convertible into 6,315,258 shares of common stock. The beneficial owner of Miretzky Holdings Ltd. is Mark Quirk. The address for Miretzky Holdings, Ltd. is Clinch's House, Lord Street, Douglas, Isle of Man, IM99 1RZ (PO Box 227).

(4) Includes 25,000 options to purchase common stock and 10,500 options to purchase shares of Series B preferred stock which are currently convertible into 67,020 shares of common stock, granted to Gabriel Kabazo. The address of Gabriel Kabazo is c/o m-Wise.

(5) Includes 139,354 options to purchase shares of Series B preferred stock which are currently convertible into 889,471 shares of common stock, granted to Asaf Lewin, subject to certain restrictions and limitations (see "Executive Compensation"). The address of Asaf Lewin is c/o m-Wise.

(6) The address of Inter-Content Development for the Internet Ltd. is 18 Yohanan Ha'Sandlar St., Tel Aviv, Israel 63822. The beneficial owner of Inter-Content Development for the Internet is Mr. Jacob Marinka. Includes 720,951 shares of common stock currently issuable upon conversion of Series B Preferred Stock and 1,242,835 shares of common stock issuable upon conversion of shares of Series B Preferred Stock issuable upon exercise of fully vested options. Does not include certain additional options to purchase shares of Series B preferred stock which Inter-Content Development for the Internet is entitled to receive upon the occurrence of a Liquidation Event (see "Executive Compensation").

(7) The address of Doron Cohen - David Cohen, Law Offices is 14 Abba Hillel Silver Rd. Ramat-Gan, Israel 52506. Includes 1,170,963 shares of common stock currently issuable upon conversion of 180,441 shares of Series B Preferred Stock which are issuable upon exercise of a fully vested warrant, and 36,738 shares of common stock held by the controlling persons of Doron Cohen - David Cohen, Law Offices.

(8) The address of Cap Ventures Ltd. is 28 Bezalel St., Ramat-Gan, Israel 52521. The Chief Executive Officer and control person of Cap Ventures is Dr. Michael Anghel. Includes 268,382 shares of Series A preferred stock and 56,180 shares of series A preferred stock which are issuable upon exercise of a fully vested warrant.


                            STOCKHOLDERS' AGREEMENT


         Cap Ventures Ltd., Miretzky Holdings Ltd., Proton Marketing Associates, LLC, Putchkon.com, LLC, and certain other stockholders holding in aggregate of 10,584,483 shares of common stock or shares convertible into common stock (as converted) have entered into a stockholders' agreement dated January 11, 2001, agreeing to restrictions on transfer and rights of first refusal on transfer. Under an Investors' Rights Agreement dated January 11, 2001, we agreed to provide certain stockholders with demand registration rights, applicable six months after the effective date of this registration statement (12 months in the case of a registration statement on Form S-3); to file our reports in accordance with Section 13 of the Securities Exchange Act of 1934 and otherwise ensure that its financial information is "publicly available" for purposes of such investor's resales under Rule 144; provide the investors with copies of our financial statements on a periodic basis; provide access to our books and records; obtain key man life insurance in the amount of $1,000,000 on each of Messrs. Broudo and Ben-Asulin (which has not been complied with ); and provide the investors with a right of first refusal to purchase newly issued m-Wise securities. The holders were also granted certain registration rights which are inapplicable to this registration statement. Certain rights under the Investors' Rights Agreement terminate immediately prior to a firm commitment underwriting under the Securities Act, effected on the US, London, Paris or Frankfurt Stock Exchanges, provided such firm commitment underwriting is for no less than $20,000,000 net of underwriting discounts and commissions and such underwriting reflects m-Wise a pre-money valuation of no less than $60 million.



                              SELLING STOCKHOLDERS


         The shares of our common stock being offered by the selling stockholders will be offered initially at $1.00 per share, until the common stock is admitted for trading, at which point the shares will likely be offered at market prices, as reflected on the National Association of Securities Dealers OTC Bulletin Board, or on the NASDAQ Small Cap Market if the common stock is then traded on NASDAQ. Selling stockholders may also sell their shares in private transactions at negotiated prices. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions. There are no other arrangements or understandings with respect to the distribution of the common stock. The relationship, if any, between us and any selling stockholder is set forth below. The selling stockholders include officers, directors, employees, investors and certain of our service providers and service providers of our subsidiaries. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

                                                                  Shares Beneficially            Percentage
                                                                          Owned                 Total Shares
     Name and Address                                              and Being Offered           After Offering
     ----------------                                              -----------------           --------------
     To be determined and disclosed via pre-effective amendment        8,595,632

                              PLAN OF DISTRIBUTION


         We have applied to have our shares of common stock registered on the OTC Bulletin Board. We anticipate that once the shares are trading on the OTC Bulletin Board or any other market the selling stockholders will sell their shares directly into any such market. Selling Stockholders will initially offer their shares at $1.00 per share until such time as the common stock is quoted on the OTC Bulletin Board, at which time, prices the selling stockholders will receive will be determined by prevailing market prices on the OTC Bulletin Board or Selling stockholders may also sell in private transactions at negotiated prices. We cannot predict the price at which shares may be sold or whether the common stock will ever trade on any market. The shares may be sold by the selling stockholders, as the case may be, from time to time, in one or more transactions. We do not intend to enter into any arrangements with any securities dealers concerning solicitation of offers to purchase the shares.

         Commissions and discounts paid in connection with the sale of the shares by the selling stockholders will be determined through negotiations between them and the broker-dealers through or to which the securities are to be sold and may vary, depending on the broker-dealers fee schedule, the size of the transaction and other factors. The separate costs of the selling stockholders will be borne by them. The selling stockholders will, and any broker-broker dealer or agent that participates with the selling stockholders in the sale of the shares by them may, be deemed an "underwriter" within the meaning of the Securities Act, and any commissions or discounts received by them and any profits on the resale of shares purchased by them may be deemed to be underwriting commissions under the Securities Act.

         We will bear all costs of the offering in registering the shares but will bear no selling expense costs. The costs of the offering are estimated at $9,000. We will use our best efforts to update the registration statement and maintain its effectiveness for a period of one year from its initial effective date.


                              CERTAIN TRANSACTIONS


         Research and Development Services Agreements, License Agreements and Loan Agreement. We have entered into a License Agreement with each of our United Kingdom, France, Spain, Italy and Israeli subsidiaries, and into Research and Development Services Agreements with the Israeli subsidiary, m-Wise Ltd. The License Agreements provide for the grant of a non-exclusive, irrevocable and non-transferable license to each of the said subsidiaries to use, sublicense, sell, market and distribute our technology and platform, for no consideration. As part of our reorganization process and of our sales channels, these agreements were terminated by us as of April 1, 2003. The Research and Development Services Agreements with our Israeli subsidiary provide for the performance of research and development services of the components to be included in our technology and platform, by our Israeli subsidiary. During 2000, in consideration for the services, we paid our Israeli subsidiary service fees in an amount equal to the sum of all costs of the subsidiary, plus a fee equal to 5% of such costs (a "cost plus" basis), or $473,883. As of 2001, we paid our Israeli subsidiary service fees on a "cost" basis, however the parties may change the consideration from time to time, and when we become profitable, the consideration shall be on a "cost plus" basis, or another structure agreed by the parties. The Research and Development Services and License agreements provide for the sole ownership by us of our technology, platform, derivative invention and intellectual property. The amounts paid in during the years ended December 31, 2001 and 2002 to our Israeli subsidiary were $1,522,000 and $1,760,000, respectively.

         The Loan Agreement with the United Kingdom subsidiary and its subsidiaries provides for the extension by us of a loan in the amount of $3,200,000 to the United-Kingdom subsidiary, which was made by us between April 2000 and January 2003. The outstanding loan amount, together with simple interest at a rate per annum of 4% shall be due and payable on the earlier of:
(i) August 31, 2006, or (ii) upon the occurrence of (A) any of the following "exit events": (i) a consolidation, merger or reorganization of the subsidiary with or into, or the sale of all or substantially all of the subsidiary's assets, or substantially all of the subsidiary's issued and outstanding share capital to any other company, or any other person, other than a wholly-owned subsidiary of the subsidiary, or (ii) any transaction or series of related transactions in which more than fifty percent (50%) of the outstanding share capital of the subsidiary following such transaction or series of related transactions is held by a shareholder or group of shareholders that held less than fifty percent (50%) of the outstanding share capital of the subsidiary prior to such transaction or series of transactions; or (B) (i) the insolvency of the subsidiary; (ii) the commission of any act of bankruptcy by the subsidiary; (iii) the execution by the subsidiary of a general assignment for the benefit of creditors; (iv) the filing by or against the subsidiary of any petition in bankruptcy or any petition for relief under the provisions of any law for the relief of debtors, and the continuation of such petition without dismissal for a period of ninety (90) days or more; (v) the appointment of a receiver or trustee to take possession of a material portion of the property or assets of the subsidiary and the continuation of such appointment without dismissal for a period of ninety (90) days or more; or (vi) the subsidiary ceases to conduct business in the normal course for a period of ninety (90) days or more. The loans extended by the UK subsidiary to its subsidiaries were to be repaid on the same terms and in the same manner as provided for with respects to the loan extended us.

         The operations of our subsidiaries, except for our Israeli subsidiary, have been terminated. We do not expect the repayment of the loan amount. Because the subsidiaries are wholly owned by us, their financial statements are consolidated with our financial statements and the loans are eliminated as intercompany transactions. The subsidiaries have no ability to pay creditors, government institutions or to continue as a going concern.

         The loan in the amount of $3,200,000 to our UK subsidiary was used by our subsidiary primarily for: the establishment of its subsidiaries, salaries of employees, network costs, office rent and for working capital and general corporate purposes of the subsidiaries.

         Due to the high costs and low revenues in the European application service provider (ASP) market, in 2002 our management decided to transition our focus away from pan-European wireless application service providers, and toward installing and licensing our middleware technology at cellular operators and wireless application service providers worldwide, and to operate through original equipment manufacturers and regional sales representatives to sell our products. Therefore, our management decided to liquidate, or allow the liquidation of the UK subsidiary, m-Wise Ltd., and its three subsidiaries in Italy, France and Spain, by creditors and local legal authorities. These subsidiary companies have effectively ceased conducting business, and the liquidation process is expected to take place within the next few months. The only remaining assets in the subsidiaries are fixed assets, which are comprised mainly of computer equipment.

         Promissory Note dated July 10, 2002 (canceling and replacing certain Promissory Notes dated March 13, 2002) with each of Syntek Capital AG and DEP Technology Holdings Ltd. During 2002, Syntek Capital and DEP, then the sole holders of shares of our Series B preferred stock and represented on our Board of Directors, extended to us a loan in the aggregate amount of $1,800,000. Pursuant to the Promissory Notes, we are required to repay the loan amount, together with accrued interest from the date of the Promissory Notes and until the date of repayment, during the period of January 1, 2003 through December 31, 2007. The interest rate is determined according to the per annum LIBOR rate offered by Citibank North America as of the date of the Promissory Notes, and thereafter such LIBOR rate offered on each anniversary of the date of the Promissory Notes, to apply for the following 12 month period. The repayment of the loan amount, together with the accrued interest thereon, is to be made exclusively from our annual revenues generated during the repayment period, as recorded in our audited annual financial statements in such way that each of the Syntek Capital and DEP Technology Holdings shall be entitled to receive 2.5% of the revenues on account of the repayment of the loan amount until the earlier to occur of: (i) each of Syntek Capital and DEP Technology Holdings has been repaid the entire loan amounts; or (ii) any event in which the loan amount becomes due and payable, as described below. Actual payments are on a quarterly basis, within 45 days following the last day of the quarter, based upon the quarterly financial reports. The entire unpaid portion of the loan amount shall be automatically and immediately due and payable upon the earlier to occur of (i) December 31, 2007; (ii) the closing of an exit transaction; or (iii) an event of default. An "exit transaction" includes, inter alia: (a) the acquisition of m-Wise by means of merger, acquisition or other form of corporate reorganization in which our stockholders prior to such transaction hold less than 50% of the share capital of the surviving entity, (b) sale of all or substantially all of our assets or any other transaction resulting in our assets being converted into securities of any other entity, (c) the acquisition of all or substantially all of our issued shares, (d) the sale or exclusive license of our intellectual property other than in the ordinary course of business; or (e) a public offering of our equity securities. An "event of default" includes, inter alia: (a) our breach of any of our material obligations under the Promissory Notes (including any default on any payment due under the Promissory Notes) which has not been remedied within 20 days of written notice by Syntek Capital and DEP Technology Holdings (b) the suspension of the transaction of our usual business or our insolvency, (c) the commencement by us of any voluntary proceedings under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution or liquidation law or statute of a jurisdiction, or if we shall be adjudicated insolvent or bankrupt by a decree of a court of competent jurisdiction; if we shall petition or apply for, acquiesce in, or consent to, the appointment of any receiver or trustee of us or for all or any part of our property or if we apply for an arrangement with our creditors or participants; or if we shall make an assignment of our intellectual property for the benefit of our creditors (other than in the ordinary course of business), or if we shall admit in writing our inability to pay our debts as they mature or if any of our intellectual property is purchased by or assigned to any one of our founders (and/or affiliates thereof) under liquidation proceedings without the prior written consent of Syntek Capital or DEP Technology Holdings, (d) or if there shall be commenced against us any proceedings related to us under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution or liquidation law or statute of any jurisdiction, and any such proceedings shall remain undismissed for a period of thirty (30) days, or if by any act we indicate our consent to, approval of or acquiescence in, any such proceeding; or if a receiver or trustee shall be appointed for us or for all or a substantial part of our property, and any such receivership or trusteeship shall remain undischarged for a period of thirty (30) days; or (e) if there shall have been a material deterioration of our business, financial condition or operations. Under the Promissory Notes, we undertook that until the repayment of the loan amount: (i) we shall not create or suffer to create a pledge, charge or other encumbrance over any or all of our assets except for such pledge, charge or encumbrance in favor of a bank under the terms of a loan or line of credit granted by a bank to us, provided that we gave prior notice to Syntek Capital and DEP Technology Holdings with respect such pledge, charge or encumbrance at least ten (10) days prior to its creation; (ii) we shall not engage or permit any of our subsidiaries to engage in any business other than the business engaged in by us at the date of the Promissory Notes and any business substantially similar or related thereto (or incidental thereto); (iii) we shall not declare or pay a dividend or make any distribution or payment on account of our shares, except for the purpose of purchasing common stock of m-Wise held by Ogen LLC as applicable under a certain undertaking of the principals of Ogen LLC towards m-Wise; (iv) we shall deliver to Syntek Capital and DEP Technology Holdings audited financial statements within 90 days of the end of our fiscal year, accompanied by the report of a firm of independent certified public accountants of recognized standing and unaudited quarterly financial statements signed by our Chief Financial Officer within 30 (thirty) days of the end of each quarter and we shall also deliver to Syntek Capital and DEP Technology Holdings any information which we make generally available to our stockholders or which Syntek Capital and DEP Technology Holdings may otherwise reasonably require. As of June 30, 2003, we have to pay $13,794 of the loan amount, based on 2.5% of our revenues subsequent to January 1, 2003, up to date we haven't paid off any amount. Neither Syntek nor DEP Technology is represented on our current Board of Directors and neither is affiliated with any of our officers, directors or principal stockholders.

         Agreement, Security Agreement, Escrow Agreement and Undertaking. In July 2002, Proton Marketing Associates, LLC, Putchkon.com, LLC (each a founding stockholder of m-Wise and represented on our Board of Directors) and Inter-Content Development for the Internet Ltd. (the "Buying stockholders") purchased all of our Series B preferred stock then held by DEP Technology Holdings Ltd. and Syntek Capital AG, thus becoming the sole holders of our Series B preferred stock, except for options granted to purchase Series B preferred stock. In consideration for the stock purchased, each of the Buying stockholders is required to pay each of DEP Technology Holdings and Syntek Capital, upon the consummation of any "liquidation event" (as described below), an amount equal to 50% (to be reduced by 5 percentage points at the end of each 6 months commencing as of July 1, 2002, provided that from and after June 30, 2005, such percentage shall equal 20%) of any gross distribution to or any gross proceeds received by the Buying stockholders by reason of their ownership of, or rights in, any of our shares or options to purchase our shares, whether such shares are held by the Buying stockholders directly, indirectly, or by an affiliate (the "Founders securities"). The consideration will be paid upon the consummation of a liquidation event which is defined as the: (i) sale, transfer, conveyance, pledge or other disposal by the Buying stockholders or any affiliate thereof of any of their Founders securities; (ii) any event in which the Buying stockholders or any affiliate thereof receive stock (in kind or cash dividends) from us or any surviving corporation following the consummation of a merger and acquisition transaction (any transaction in which we shall merge into or consolidate with any other corporation in which we are not the surviving entity); or (iii) the initial public offering of our securities. In the event of an initial public offering of our securities, the consideration shall be paid in Founders securities and shall equal 50% (as adjusted) of the securities held by the Buying stockholders prior to the public offering. Until payment of the consideration as aforesaid, the purchased Series B preferred stock and any securities as shall be issued and/or granted to either of the Buying stockholders during the terms of the Agreement (the "Secured collateral"), are subject to a certain first priority interest granted in favor of each of DEP Technology Holdings and Syntek Capital (and subject to adjustment as aforesaid) pursuant to a Security Agreement signed between the parties, and are placed in escrow pursuant to a certain Escrow Agreement until the occurrence of a liquidation event, such as the sale, transfer, conveyance, pledge or other disposal by the Buying stockholders of any of their securities in m-Wise or the consummation of an initial public offering of our securities. Under the Security Agreement, the Buying stockholders undertook, inter alia, not to encumber or pledge or to suffer any such encumbrance, pledge, attachment or other third party rights on any of the Secured collateral. In an event of default in any transfer of the consideration pursuant to the Agreement, DEP Technology Holdings and Syntek Capitals shall have all rights of a secured creditor subject to the terms of the Agreement and may immediately take ownership of any part of the Secured collateral and sell, assign or transfer any part of the Secured collateral. Under a Letter of Consent, Approval and Undertaking, each beneficial owner of Proton Marketing Associates, Putchkon.com and Inter-Content Development for the Internet undertook towards DEP Technology Holdings and Syntek Capital, inter alia, not to transfer any securities and that such transfer shall be null and void unless approved in writing by DEP Technology Holdings and Syntek Capital.

                           DESCRIPTION OF SECURITIES

     Common stock


         Our Certificate of Incorporation authorizes the issuance of 210,000,000 shares of common stock, $.01 par value per share, of which 5,174,554 shares were issued and outstanding as of the date of this prospectus. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore and subject to any preferential rights conferred to the holders of preferred stock. In the event of a liquidation, dissolution or winding up of m-Wise, the holders of shares of common stock are entitled to share pro rata with the holders of shares of preferred stock all assets remaining after payment in full of all liabilities and the liquidation preference to holders of preferred stock. Each of our stockholders are granted a preemptive right to purchase our common stock. There are no conversion rights, redemption or sinking fund provisions with respect to the common stock.


         Meetings of stockholders may be called by the Board of Directors. Holders of a majority of the shares outstanding and entitled to vote at the meeting must be present, in person or by proxy, for a quorum to be present to enable the conduct of business at the meeting.

     Preferred stock


         Our Certificate of Incorporation authorizes the issuance of 170,000,000 shares of preferred stock, $.01 par value, including 325,000 authorized shares of Series A preferred stock of which 268,382 shares of Series A preferred stock were issued and outstanding as of the date of this prospectus, 3,000,000 authorized shares of Series B preferred stock of which 489,456 shares of Series B preferred stock were issued and outstanding as of the date of this prospectus, and 20,000,000 authorized shares of Series C preferred stock of which 6,315,258 shares of Series C preferred stock were issued and outstanding as of the date of this prospectus.


     Series A Preferred Stock


         Holders of Series A preferred stock have no special dividend rights. After payment of the preferential payments to holders of Series B and C preferred stock, holders of Series A preferred stock shall be entitled to share pro rata with the holders of Series B and C preferred stock and holders of common stock the m-Wise assets upon liquidation based on the number of shares of common stock into which the Series A, B and C preferred stock are then convertible. Each share of Series A preferred stock is convertible into one share of common stock, following adjustment upon the occurrence of certain events, including in the event we issues shares of common stock at a price less than $4.45 per share, excluding, inter alia, shares issued upon conversion of Series A, B or C preferred stock, dividends or distributions thereon, employee, director, consultants, subcontractors or officer stock options under the Plans, and a warrant dated April 26, 2000 to purchase shares of Series A preferred stock. The current holders of Series A preferred stock waived their right to anti-dilution right pursuant to our Certificate of Incorporation.

         The holders of Series A preferred stock have such number of votes per share as if their shares were then converted into common stock at the then applicable conversion rate. In addition, they have the right, voting as a class, to elect one member of the Board of Directors. In addition, so long as at least 7% of the outstanding common shares (on an as-converted basis) are represented by the Series A preferred stock, the consent of no less than 50% of the holders of Series A preferred stock or, if applicable, the director nominated by the Series A preferred stock, shall be required to approve, inter alia, a material change in the nature of character of our business, the creation of a class of securities with rights superior to the Series A preferred stock, or any dissolution, liquidation or winding up of our business. Holders of Series A preferred stock have no special redemption rights.

     Series B and Series C Preferred Stock

         Holders of Series B and Series C preferred stock have similar but not identical rights. They have the right to non-cumulative dividends, when and if declared by the Board of Directors, prior to payments of dividends to the holders of common stock or Series A preferred stock, at the rate of 10% of their original sale price (effectively $8.17 per share for the Series B preferred stock and $.0048 per share for the Series C preferred stock).


         Holders of Series B and Series C preferred stock have a liquidation preference over holders of common stock and Series A preferred stock at the rate of three times their original sale price, subject to certain adjustments (in effect $24.51 per share of Series B preferred stock and $.144 per share of Series C preferred stock). In the event the assets of m-Wise are insufficient to pay both classes of Series B and Series C preferred stock, such assets shall be distributed first to holders of Series C preferred stock and then to holders of Series B preferred stock.

         Holders of Series B common stock voting as a class have the right to elect one member of the Board of Directors. Holders of Series C common stock have the right to elect two members of the Board of Directors. Otherwise, holders of Series B and Series C preferred stock have the right to vote as a class with the holders of common stock and Series A preferred stock, as if such holder had converted its shares of Series B or C preferred stock into common stock. As of March 31, 2003, each shares of the Series B preferred stock was convertible into 6.382 shares of common stock and each share of Series C preferred stock was convertible into 1 share of common stock. Each share of Series B and C preferred stock is convertible into 1 share of common stock, subject to adjustment upon the occurrence of certain events, including in the event we issue shares of common stock at a price less than $8.17 per share of Series B and $.0048 for the Series C, excluding, inter alia, shares issued upon conversion of Series A, B or C preferred stock, dividends or distributions thereon, employee, director, consultants, subcontractors or officer stock options under the Plans, and a warrant dated April 26, 2000 to purchase shares of Series A preferred stock.


     Automatic Conversion


         Pursuant to our Certificate of Incorporation, Series A, B and C preferred stock are automatically converted into common stock upon the date specified by written consent of holders of a majority of Series B preferred stock, or upon the sale of common stock in a firm commitment underwriting under the Securities Act of 1933 or on the London stock Exchange, Paris stock Exchange or the Frankfurt stock Exchange, which offering reflects a pre-offering valuation of at least $50 million. The offering made by this prospectus does not cause a mandatory conversion of the preferred stock.

     Rights of First Refusal and Pre-Emption

         The current holders of our common stock and preferred stock have the right of first refusal for a period of twenty (20) days after notice thereof to purchase any securities offered by us. The right of first refusal does not extend to securities issuable upon conversion of existing preferred stock, upon the exercise of existing options, or upon the conversion of outstanding loans, upon the acquisition of another company provided we control 51% or more of such acquired entity, in a firm commitment underwritten public offering of $7.5 million or more and in certain other circumstances.

         The Holders of our Series C preferred stock who own more than 5% of the issued and outstanding share capital have the right of first refusal for 15 days after notice to purchase any shares offered by any of our stockholders, pursuant to our Certificate of Incorporation. The holders of Series A, Series B and Series C preferred stock have certain rights of first refusal to purchase shares offered by m-Wise stockholders pursuant to a certain Stockholders Agreement dated January 11, 2001.

     Certain Events Deemed a Liquidation (Certain Changes of Control)


         In the event we merge or sell substantially all of our assets in a transaction in which 50% or more of our voting power is disposed of or transferred, such event will be deemed a "liquidation" of m-Wise. However, if such circumstance occur prior to June 16, 2003, then the liquidation preferences of the preferred stock are different than as explained above in that (i) Series A preferred holders shall be entitled to receive 40% of their original purchase price, after Series B and C holders have received one-third of their preferential amount, (ii) thereafter our management shall receive such amount as resolved by the Board of Directors, then (ii) the Series A preferred holders shall receive an additional 30% of their original purchase price, after payments of the preference amounts to Holders of Series B and C preferred stock. Although we know of no person seeking to obtain control of us at this time, this provision has the effect of discouraging takeovers of our company and could have an effect on the value of our common stock in any trading market which may exist in the future.

         Our Board of Directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued 146,675,000 shares of preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series, subject to certain restricting provisions requiring the approval of the directors appointed by the Series A, Series B or Series C preferred stock. We consider it desirable to have preferred stock available to is to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either a public offering or private placements, the provisions for preferred stock in our Certificate of Incorporation would avoid the possible delay and expense of a stockholders' meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock, which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right that may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to our common stock or any other series of preferred stock which we may issue. The Board of Directors may issue additional preferred stock in future financings, but has no current plans to do so at this time.

         The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

         We intend to furnish holders of our common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.


     Transfer Agent


         The transfer agent for our common stock is Colonial Stock Transfer Corporation, 66 Exchange Place, Salt Lake City, Utah 84111, and its telephone number is (801) 355-5740.


                     INTEREST OF NAMED EXPERTS AND COUNSEL


         The legality of the common stock offered by this prospectus and certain legal matters in connection with the offering will be passed upon for us by Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, New York, New York.

                                    EXPERTS


         Our audited financial statements included in this Prospectus as of December 31, 2002 and 2001 have been audited by SF Partnership LLP, independent certified public accountants, to the extent and for the periods set forth in their report thereon, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


         We have filed a registration statement under the Securities Act with respect to the securities offered hereby with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This prospectus, which is a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our securities offered, reference is made to the registration statement, including all exhibits and schedules thereto, which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates during regular business hours. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in its entirety by such reference. We will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. This request should be directed to m-Wise at 10 Hasadnaot Street, Herzeliya Pituach, Israel 46728, telephone +972-9- 9581711.

         We are required to file reports and other information with the Commission. All of such reports and other information may be inspected and copied at the Commission's public reference facilities described above. The public may obtain information on the operation of the public reference room in Washington , D.C. by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, we intend to make available to our shareholders annual reports, including audited financial statements and such other reports as we may determine.



                                INDEMNIFICATION


         We have adopted provisions in its certificate of incorporation and bylaws that limit the liability of our directors and provide for indemnification of our directors and officers to the full extent permitted under the Delaware General Corporation Law ("DGCL"). Under our certificate of incorporation, and as permitted under the Delaware General Business Act, directors are not liable to us or our stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recission.

         At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by m-Wise of expenses incurred or paid by a director, officer or controlling person of m-Wise in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  m-Wise, Inc.

                        CONSOLIDATED FINANCIAL STATEMENTS

                      QUARTERS ENDED JUNE 30, 2003 AND 2002






                                    CONTENTS

Consolidated Balance Sheet                                                   F-1

Consolidated Statement of Deficit                                            F-2

Consolidated Statement of Operations                                   F-3 - F-4

Consolidated Statement of Changes in Stockholders' Equity                    F-5

Schedule of Expenses                                                   F-6 - F-7

Consolidated Statement of Cash Flows                                         F-8

Notes to Consolidated Financial Statements                            F-9 - F-13
m-Wise, Inc.
Balance Sheet
June 30, 2003 and 2002


                                                                                            2003                2002
                                                                ASSETS
Current
    Cash and cash equivalents                                                   $          38,162     $        25,564
    Accounts receivable and other current assets                                          168,527             487,012
    Prepaid and sundry assets                                                             162,714             190,974
                                                                                -------------------------------------


                                                                                          369,403             703,550
Long-term Prepaid Expenses                                                                  3,540              14,211
Property and Equipment - net of accumulated depreciation                                  392,594             566,609
                                                                                -------------------------------------
                                                                                $         765,537     $     1,284,370
                                                                                =====================================

                                                              LIABILITIES
Current
    Bank indebtedness                                                           $          19,827        $          -
    Trade accounts payable                                                              1,217,224             739,846
    Other payables and accrued liabilities                                                551,671             224,900
                                                                                -------------------------------------
                                                                                        1,788,722             964,746
Accrued Severance Pay                                                                      23,767              22,151
Notes Payable                                                                           1,807,988           1,600,000
                                                                                -------------------------------------
                                                                                        3,620,477           2,586,897
                                                                                -------------------------------------

                                                       STOCKHOLDERS' DEFICIENCY
Capital Stock (note 4)                                                          $         113,530     $         7,579
Paid in Capital                                                                         5,659,057           5,301,726
Accumulated Other Comprehensive Loss                                                     (116,248)            (14,665)
Accumulated Deficit                                                                    (8,511,279)         (6,597,167)
                                                                                -------------------------------------
                                                                                       (2,854,940)         (1,302,527)
                                                                                -------------------------------------
                                                                                $         765,537     $     1,284,370
                                                                                =====================================

m-Wise, Inc.
Consolidated Statement of Deficit
Six Months Ended June 30, 2003 and 2002


                                                                                            2003                2002
Deficit - beginning of period                                                   $      (7,471,687)    $    (5,215,699)

    Net loss                                                                           (1,039,592)         (1,381,468)
                                                                                -------------------------------------
Deficit - end of period                                                         $      (8,511,279)    $    (6,597,167)
                                                                                =====================================

m-Wise, Inc.
Consolidated Statement of Operations
Three Months Ended June 30, 2003 and 2002


                                                                                            2003                2002

Sales                                                                           $          83,553     $       238,962
                                                                                -------------------------------------

Expenses
    General and administrative (page 6)                                                   400,995             467,956
    Research and development (page 6)                                                     108,485             376,964
    Financial                                                                              21,408               2,386
                                                                                -------------------------------------
                                                                                          530,888             847,306
                                                                                -------------------------------------
Net Loss                                                                        $        (447,335)    $      (608,344)
                                                                                =====================================
Basic Loss Per Share                                                            $           (0.09)              (0.69)
                                                                                =====================================
Fully Diluted Loss Per Share                                                    $           (0.09)              (0.69)
                                                                                =====================================
Basic Weighted Average Number of Shares                                                 5,174,554             876,738
                                                                                =====================================

m-Wise, Inc.
Consolidated Statement of Operations
Six Months Ended June 30, 2003 and 2002


                                                                                            2003                2002

Sales                                                                           $         275,877     $       452,990
                                                                                -------------------------------------

Expenses
    General and administrative (page 7)                                                   941,593           1,043,939
    Research and development (page 7)                                                     348,336             786,034
    Financial                                                                              25,540               4,485
                                                                                -------------------------------------
                                                                                        1,315,469           1,834,458
                                                                                -------------------------------------
Net Loss                                                                        $      (1,039,592)    $    (1,381,468)
                                                                                =====================================
Basic Loss Per Share                                                            $           (0.23)              (1.58)
                                                                                =====================================
Fully Diluted Loss Per Share                                                    $           (0.23)              (1.58)
                                                                                =====================================
Basic Weighted Average Number of Shares                                                 4,458,252             876,738
                                                                                =====================================

m-Wise, Inc.
Consolidated Statement of Stockholders' Equity
Six Months Ended June 30, 2003 and 2002


                             Common Shares     Preferred Shares           Accumulated
                             Number of         Number of                  Comprehensive    Paid in       Accumulated
                                        $                    $            Loss             Capital       Deficit   .
                           ------------------------------------------------------------------------------------------
Balance, January 1, 2002      876,738      1      757,838   7,578       (14,665)       $5,301,726      $(5,215,699)

Net Loss                            -      -            -       -              -                -       (1,381,468)
                           ------------------------------------------------------------------------------------------
Balance, June 30, 2002        876,738      1      757,838   7,578       (14,665)       $5,301,726      $(6,597,167)
                           ==========================================================================================

Balance, January 1, 2003      876,738      1      757,838   7,578      (177,773)       $5,301,726      $(7,471,687)

Net Loss                            -      -            -       -              -                -       (1,039,592)

Shares issued for
 registration legal fees    4,297,816 42,798            -       -              -          207,202                -

Options vested for
 employee services to
 March 31 2003                      -      -            -       -              -          345,250                -

180,441 warrants issued in
 lieu of legal fees                 -      -            -       -              -           40,000                -

Class "C" shares issued for
 obtaining line of
 credit                             -      -    6,315,258  63,153              -                -                -

Legal cost for registration         -      -            -       -              -         (250,000)               -

Options vested for
 employee services for the
 quarter ended June 30 2003         -      -            -       -              -           14,879                -

Financial statement
 translation                        -      -            -       -         61,525                -                -
                           ------------------------------------------------------------------------------------------
Balance, June 30, 2003      5,174,554 42,799    7,073,096  70,731       (116,248)      $5,659,057      $(8,511,279)
                           ------------------------------------------------------------------------------------------

m-Wise, Inc.
Schedule of Expenses
Three Months Ended June 30, 2003 and 2002


                                                                                            2003                2002
General and Administrative
    Professional services                                                       $         210,564     $        25,804
    Consulting                                                                             65,141              11,663
    Payroll and related expenses                                                           42,981              79,507
    Depreciation                                                                           42,328              30,252
    Communications                                                                         18,051              49,797
    Other expenses                                                                         11,548              20,820
    Rent                                                                                    6,108              35,188
    Travel                                                                                  4,074              44,523
    Marketing                                                                                 200             170,402
                                                                                -------------------------------------

                                                                                $         400,995     $       467,956
                                                                                =====================================


Research and Development
    Payroll and related expenses                                                $          96,093     $       206,217
    Depreciation                                                                           23,054                   -
    Materials and components                                                               22,291             124,327
    Vehicle maintenance                                                                    20,194              19,160
    Travel                                                                                  2,756              27,260
    Government grant                                                                      (55,903)                  -
                                                                                -------------------------------------

                                                                                $         108,485     $       376,964
                                                                                =====================================

m-Wise, Inc.
Schedule of Expenses
Six Months Ended June 30, 2003 and 2002


                                                                                            2003                2002
General and Administrative
    Payroll and related expenses                                                $         412,208     $       155,625
    Professional services                                                                 242,566              50,698
    Consulting                                                                            133,587              26,011
    Depreciation                                                                           82,525              63,188
    Communications                                                                         43,325              95,808
    Other expenses                                                                         24,811              64,192
    Rent                                                                                   13,700              94,950
    Travel                                                                                  8,332             105,536
    Marketing                                                                             (19,461)            387,931
                                                                                -------------------------------------

                                                                                $         941,593     $     1,043,939
                                                                                =====================================


Research and Development
    Payroll and related expenses                                                $         183,399     $       440,569
    Materials and components                                                              102,863             247,208
    Depreciation                                                                           47,207                   -
    Vehicle maintenance                                                                    41,608              46,398
    Travel                                                                                 29,162              51,859
    Government grant                                                                      (55,903)                  -
                                                                                -------------------------------------

                                                                                $         348,336     $       786,034
                                                                                =====================================

m-Wise, Inc.
Consolidated Statement of Cash Flows
Six Months Ended June 30, 2003 and 2002


                                                                                            2003              2002
Cash Flows from Operating Activities
    Net loss                                                                    $      (1,039,592)    $    (1,381,468)
    Adjustments required to reconcile net loss to net cash used in operating activities:
      Depreciation                                                                        129,732              63,188
      Issuance of securities for services                                                 463,282                   -
      Accounts receivable and other current assets                                         63,795            (220,179)
      Prepaid and sundry assets                                                           (75,905)            (73,089)
      Trade accounts payable                                                              106,957             344,421
      Other payables and accrued liabilities                                              105,489            (184,781)
      Long-term prepaid expenses                                                           13,478               4,410
      Accrued severance pay                                                                 2,190               1,295
                                                                                -------------------------------------

                                                                                         (230,574)         (1,446,203)
                                                                                -------------------------------------

Cash Flows from Investing Activities
      Acquisition of capital assets                                                       (22,352)           (222,666)
      Foreign exchange on translation                                                      61,525            -
                                                                                -------------------------------------

                                                                                           39,173            (222,666)
                                                                                -------------------------------------

Cash Flows from Financing Activities
      Notes payable                                                                             -           1,300,000
      Bank indebtedness                                                                    13,988             (10,833)
                                                                                -------------------------------------


                                                                                           13,988           1,289,167
                                                                                -------------------------------------

Net Decrease in Cash and Cash Equivalents                                                (177,413)           (379,702)

Cash and Cash Equivalents - beginning of  period                                          215,575             405,266

                                                                                -------------------------------------

Cash and Cash Equivalents - end of period                                       $          38,162     $        25,564
                                                                                =====================================

m-Wise, Inc.
Notes to Financial Statements
June 30, 2003 and 2002


1. Description of Business

   m-Wise Inc. (the "Company") is a U.S. corporation which develops interactive messaging platforms for mobile phone-based commercial applications, transactions and information services with Internet billing capabilities.

   The Company has a wholly-owned subsidiary in Israel, which was incorporated in 2000 under the laws of Israel and a wholly-owned subsidiary in England, which was incorporated in 2000 under the laws of England.

   The English company has wholly-owned subsidiaries in France, Italy and Spain, which were incorporated under the laws of their respective countries.


2. Summary of Significant Accounting Policies

   The accounting policies of the company are in accordance with U.S. generally accepted accounting principles, and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant:

   a) Basis of presentation

      These unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

   b) Reporting currency

      A majority of the Company's revenues are generated in U.S. dollars. In addition, a substantial portion of the Company's costs are incurred in U.S. dollars. Management has determined that the U.S. dollar will be used as the Company's functional and reporting currency.

      Accordingly, financial statements of subsidiaries maintained in currencies other than the reporting currency are being translated into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 (SFAS
      52), "Foreign Currency Translation". All translation gains and losses are directly reflected separately in stockholders' equity as Accumulated Other Comprehensive income or loss.

      Foreign currency transactions of subsidiaries have been translated to their functional currencies at the rate prevailing at the time of the transaction. Realized foreign exchange gains and losses have been charged to income in the year.

   c) Cash and cash equivalents

      Cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

m-Wise, Inc.
Notes to Financial Statements
June 30, 2003 and 2002


2. Summary of Significant Accounting Policies (cont'd)

   d) Prepaid expenses

      Prepaid expenses are amortized using the straight-line method over the period during which such costs are recovered.

   e) Property, Equipment and Depreciation

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is provided using the undernoted annual rates and methods:

         Furniture and equipment        6-15%          Straight-line
         Computer equipment               33%          Straight-line

   f) Revenue Recognition

      The Company generates revenues from product sales, licensing, customer services and technical support.

      Revenues from products sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

      Technology license revenues are recognized in accordance with SAB No. 101 at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

      Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the period of the related contract.

   g) Research and Development Costs

      Research and development costs are expensed as incurred.

m-Wise, Inc.
Notes to Financial Statements
June 30, 2003 and 2002


2. Summary of Significant Accounting Policies (cont'd)

   h) Stock warrants and options

      The company accounted for its stock options and warrants in accordance with SFAS 123 "Accounting for Stock-Based Compensation" and SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Value of options granted has been estimated by the Black Scholes option pricing model.

   i) Use of Estimates

      The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   j) Concentration of Credit Risk

      SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash and cash equivalents with major Israel financial institutions.

   k) Fair Value of Financial Instruments

      The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At June 30, 2002 and 2003, the carrying amounts of cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of these instruments.

m-Wise, Inc.
Notes to Financial Statements
June 30, 2003 and 2002


2. Summary of Significant Accounting Policies (cont'd)

   l) Impact of Recently Issued Accounting Standards

      The FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supercede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as currently required. The provisions of SFAS No. 144 are not expected to have a material effect on the company's financial position or operating results.


3. Severance Pay

      The company accounts for its potential severance liability of its Israel subsidiary in accordance with SFAS No. 43, "Accounting for Compensated Absences". The Company's liability for severance pay is calculated pursuant to applicable labour laws in Israel on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. The Company's liability is fully accrued and reduced by monthly deposits with severance pay funds and insurance policies.

      The deposit funds include profits accumulated up to the balance sheet date from the Israeli company. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labour agreements.

m-Wise, Inc.
Notes to Financial Statements
June 30, 2003 and 2002


4. Capital Stock

        Authorized
          210,000,000      Common shares
          170,000,000      Preferred shares
                           Series "A": convertible, voting,  par value of $0.01 per share
                           Series "B": 10% non-cumulative dividend, redeemable,
                                       convertible, voting, par value of $0.01 per share
                           Series "C": 10% non-cumulative dividend, redeemable,
                                       convertible, voting, par value of $0.01 per share

                                                                                            2003               2002

        Issued
              5,174,554    Common shares                                        $          42,799     $             1
                268,382    Series "A" Preferred shares                                      2,684               2,684
                489,456    Series "B" Preferred shares                                      4,894               4,894
              6,315,258    Series "C" Preferred shares                                     63,153                   -
                                                                                -------------------------------------




                                                                                $         113,530     $         7,579
                                                                                =====================================

                                  m-Wise, Inc.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001






                                    CONTENTS

Independent Auditors' Report                                                F-15

Consolidated Balance Sheet                                                  F-16

Consolidated Statement of Deficit                                           F-17

Consolidated Statement of Operations                                        F-18

Consolidated Statement of Changes in Stockholders' Equity                   F-19

Schedule of Expenses                                                        F-20

Consolidated Statement of Cash Flows                                        F-21

Notes to Consolidated Financial Statements                           F-22 - F-32

                          INDEPENDENT AUDITORS' REPORT
To the Shareholders of
m-Wise, Inc.

         We have audited the accompanying balance sheets of m-Wise, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of deficit, operations, change in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operation, changes in its accumulated deficit and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from inception and has negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                       "SF PARTNERSHIP, LLP"

Toronto, Canada                                        CHARTERED ACCOUNTANTS
April 4, 2003
m-Wise, Inc.
Balance Sheet
December 31, 2002 and 2001


                                                                        2002              2001
                                     ASSETS
Current
    Cash and cash equivalents                                   $    215,575      $   405,266
    Accounts receivable and other current assets (note 3)            232,322          266,833
    Prepaid and sundry assets                                         86,809          117,885
                                                                ------------      -----------


                                                                     534,706          789,984
Long-term Prepaid Expenses (note 4)                                   17,018           18,621
Equipment (note 5)                                                   499,974          407,131
                                                                ------------      -----------


                                                                $  1,051,698      $ 1,215,736
                                                                ============      ===========

                                   LIABILITIES
Current
    Bank indebtedness                                           $     5,839       $    10,833
    Trade accounts payable                                         1,110,267          395,425
    Other payables and accrued liabilities (note 6)                  446,182          409,681
                                                                ------------      -----------


                                                                   1,562,288          815,939
Accrued Severance Pay (note 7)                                        21,577           20,856
Notes Payable (note 8)                                             1,807,988          300,000
                                                                ------------      -----------


                                                                   3,391,853        1,136,795
                                                                ------------      -----------

                            STOCKHOLDERS' DEFICIENCY
Capital Stock (note 9)                                          $      7,579      $     7,579
Paid in Capital                                                    5,301,726        5,301,726
Accumulated Other Comprehensive Loss                                (177,773)         (14,665)
Accumulated Deficit                                               (7,471,687)      (5,215,699)
                                                                ------------      -----------

                                                                  (2,340,155)          78,941
                                                                ------------      -----------

                                                                $  1,051,698      $ 1,215,736
                                                                ============      ===========

m-Wise, Inc.
Consolidated Statement of Deficit
Years Ended December 31, 2002 and 2001



                                                            2002            2001

Deficit - beginning of year                         $ (5,215,699)   $(1,172,786)

    Net loss                                          (2,255,988)    (4,042,913)
                                                    ------------    -----------



Deficit - end of year                               $ (7,471,687)   $(5,215,699)
                                                    ============    ===========
m-Wise, Inc.
Consolidated Statement of Operations
Years Ended December 31, 2002 and 2001





                                                          2002             2001

Sales                                             $  1,619,112      $   585,894
                                                  ------------      ------------


Expenses
    General and administrative (page 6)              1,924,661        2,720,030
    Research and development (page 6)                1,923,806        1,908,777
    Financial                                           26,633         -
                                                  ------------      ------------


                                                     3,875,100        4,628,807
                                                  ------------      ------------


Net Loss                                          $ (2,255,988)     $(4,042,913)
                                                  ============      ============


Basic Loss Per Share                              $      (2.57)           (4.61)
                                                  ============      ============


Fully Diluted Loss Per Share (note 9)             $      (2.57)           (4.61)
                                                  ============      ============


Basic Weighted Average Number of Shares           $    876,738      $   876,738
                                                  ============      ============
m-Wise, Inc.
Consolidated Statement of Stockholders' Equity
Period from January 1, 2001 to December 31, 2002



                             Common              Preferred            Accumulated
                             Shares              Shares               Other             Additional
                             Number of           Number of            Comprehensive     Paid in         Accumulated
                             Shares        $     Shares         $     Loss              Capital         Deficit
                             --------------------------------------------------------------------------------------
Balance, January 1, 2001      876,738      1      268,382   2,684              -       $1,297,316      $(1,172,786)

Net Loss                            -      -            -       -              -                -       (4,042,913)

Options granted for employee
  services                          -      -            -       -              -            9,000                 -

Issuance of class "B"
  Preferred shares                  -      -      489,456   4,894              -        3,995,410                 -

Financial statement
  translation                       -      -            -       -       (14,665)                -                 -
                            ---------   ----     --------   -----      --------        ----------      ------------

Balance, December 31, 2001    876,738      1      757,838   7,578       (14,665)       $5,301,726      $ (5,215,699)
                            =========   ====     ========   =====      ========        ==========      ============


Balance, January 1, 2002      876,738      1      757,838   7,578       (14,665)       $5,301,726      $(5,215,699)

Net Loss                            -      -            -       -              -                -       (2,255,988)

Financial statement
  translation                       -      -            -       -      (163,108)                -                 -
                            ---------   ----     --------   -----      --------         ---------      ------------

Balance, December 31, 2002    876,738      1      757,838   7,578      (177,773)       $5,301,726      $ (7,471,687)
                            =========   ====     ========   =====      ========        ==========      ============

m-Wise, Inc.
Schedule of Expenses
Years Ended December 31, 2002 and 2001


                                                      2002           2001
General and Administrative
    Payroll and related expenses               $   476,283      $  763,130
    Consulting                                     381,248         596,797
    Other expenses                                 242,195         138,103
    Marketing                                      199,932         378,655
    Rent                                           165,397         193,631
    Professional services                          145,629         277,312
    Depreciation                                   132,992          79,994
    Communications                                 113,359         167,897
    Travel                                          67,626         124,511
                                               -----------      ----------

                                               $ 1,924,661      $2,720,030
                                               ===========      ==========

 Research and Development
    Materials and components                   $   879,775      $  739,818
    Payroll and related expenses                   677,300         824,983
    Travel                                         175,231         132,874
    Vehicle maintenance                             86,661         114,057
    Depreciation                                    85,129          56,776
    Shipment and freight                            19,710          40,269
                                               -----------      ----------

                                               $ 1,923,806      $1,908,777
                                               ===========      ==========
m-Wise, Inc.
Consolidated Statement of Cash Flows
Years Ended December 31, 2002 and 2001


                                                                                            2002              2001

Cash Flows from Operating Activities
    Net loss                                                                         $ (2,255,988)     $(4,042,913)
    Adjustments required to reconcile net loss to net cash used in operating activities:

      Depreciation                                                                        218,121          136,770
      Wages and salaries paid by options                                                        -            9,000
      Accounts receivable and other current assets                                         34,511         (183,689)
      Prepaid and sundry assets                                                            31,076         (117,885)
      Trade accounts payable                                                              714,842          182,551
      Other payables and accrued liabilities                                               36,501          243,214
      Long-term prepaid expenses                                                            1,603          (12,153)
      Accrued severance pay                                                                   721           20,856
                                                                                     ------------      -----------

                                                                                       (1,218,613)      (3,764,249)
                                                                                     ------------      -----------


Cash Flows from Investing Activities
      Acquisition of equipment                                                           (310,964)        (281,653)
      Foreign exchange on translation                                                    (164,056)         (13,392)
                                                                                     ------------      -----------

                                                                                         (475,020)        (295,045)
                                                                                     ------------      -----------

Cash Flows from Financing Activities
      Issuance of common stock                                                                  -        4,000,304
      Increase in notes payable                                                         1,807,988          300,000
      Repayment of notes payable                                                         (300,000)               -
      Bank indebtedness - gross                                                            (4,994)          10,833
                                                                                     ------------      -----------

                                                                                        1,502,994        4,311,137
                                                                                     ------------      -----------

Foreign Exchange Gain (Loss) on Cash balances                                                 948           (1,273)
                                                                                     ------------      -----------


Net (Decrease) Increase in Cash and Cash Equivalents                                     (189,691)         250,570

Cash and Cash Equivalents - beginning of year                                             405,266          154,696
                                                                                     ------------      -----------

Cash and Cash Equivalents - end of year                                              $    215,575      $   405,266
                                                                                     ============      ===========

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


1.    Description of Business and Going Concern

      a)    Description of Business

            m-Wise Inc. (the "Company") is a U.S. corporation which develops interactive messaging platforms for mobile phone-based commercial applications, transactions and information services with internet billing capabilities.

            The Company has a wholly-owned subsidiary in Israel, which was incorporated in 2000 under the laws of Israel and a wholly-owned subsidiary in England, which was incorporated in 2000 under the laws of England.

            The English company has wholly-owned subsidiaries in France, Italy and Spain, which were incorporated under the laws of their respective countries.

      b)    Going Concern

            The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception and has negative cash flows from operations that raise substantial doubt as to its ability to continue as a going concern. For the years ended December 31, 2002 and 2001, the Company experienced net losses of $2,255,988 and $4,042,913 respectively.

            The Company is in an industry where operational fluctuation is usually higher than other ordinary industries. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

            The Company's ability to continue as a going concern is also contingent upon its ability to secure additional financing, continuing sale of its products and attaining profitable operations.

            Management is pursuing various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

            The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


2.    Summary of Significant Accounting Policies

      The accounting policies of the company are in accordance with U.S. generally accepted accounting principles, and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant:

      a)    Reporting currency

            A majority of the Company's revenues are generated in U.S. dollars. In addition, a substantial portion of the Company's costs are incurred in U.S. dollars. Management has determined that the U.S. dollar will be used as the Company's functional and reporting currency.

            Accordingly, financial statements of subsidiaries maintained in currencies other than the reporting currency are being translated into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 (SFAS 52), "Foreign Currency Translation". All translation gains and losses are directly reflected separately in stockholders' equity as Accumulated Other Comprehensive Income or Loss.

            Foreign currency transactions of subsidiaries have been translated to their functional currencies at the rate prevailing at the time of the transaction. Realized foreign exchange gains and losses have been charged to income in the year.

      b)    Cash and cash equivalents

            Cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

      c)    Prepaid expenses

            Prepaid expenses are amortized using the straight-line method over the period during which such costs are recovered.

      d)    Equipment and Depreciation

            Equipment are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is provided using the undernoted annual rates and methods:

                   Furniture and equipment           6-15%       Straight-line
                   Computer equipment                  33%       Straight-line
m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


2. Summary of Significant Accounting Policies (cont'd)

      e)    Revenue Recognition

            The Company generates revenues from product sales, licensing, customer services and technical support.

            Revenues from products sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

            Technology license revenues are recognized in accordance with SAB No. 101 at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

            Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the period of the related contract.

      f)    Research and Development Costs

            Research and development costs are expensed as incurred.

      g)    Use of Estimates

            The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      h)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash and cash equivalents with major Israel financial institutions.

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


2. Summary of Significant Accounting Policies (cont'd)

      i)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2001 and 2002, the carrying amounts of cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of these instruments.

      j)    Impact of Recently Issued Accounting Standards

            The FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supercede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as currently required. The provisions of SFAS No. 144 are not expected to have a material effect on the company's financial position or operating results.

3. Accounts Receivable and other current assets

                                                             2002          2001

      Trade debtors                                     $  127,868    $ 208,999
      Value added taxes receivable                         100,857       29,363
      Accrued income                                           573        3,730
      Other                                                  3,024       24,741
                                                        ----------    ---------

                                                        $  232,322    $ 266,833
                                                        ==========    =========
m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


4.     Long-term Prepaid Expenses

      The long-term prepaid expenses consist of prepaid car lease payments representing the last three months of the lease period ending in the year 2004.


5.    Equipment

      Equipment is comprised as follows:


                                                                 2002                          2001
                                                          Accumulated                   Accumulated
                                               Cost      Depreciation        Cost      Depreciation
                                           ---------    -------------    ---------     ------------

      Furniture and equipment              $  70,176    $ 22,510         $  52,276        $  16,087
      Computer equipment                     830,961     378,653           517,113          146,171
                                           ---------    --------         ---------        ---------

                                           $ 901,137    $401,163         $ 569,389        $ 162,258
                                           ---------    --------         ---------        ---------

      Net carrying amount                               $499,974                          $ 407,131
                                                        --------                          ---------


6. Other payables and accrued expenses

                                                                             2002              2001

      Employee payroll accruals                                         $ 119,106         $ 88,950
      Accrued payroll taxes                                                78,939           57,452
      Accrued expenses                                                    242,988          242,908
      Others                                                                5,149           20,371
                                                                        ---------         --------

                                                                        $ 446,182         $409,681
                                                                        =========         ========

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001

7.    Accrued Severance Pay

      The company accounts for its potential severance liability of its Israel subsidiary in accordance with SFAS No. 43, "Accounting for Compensated Absences". The Company's liability for severance pay is calculated pursuant to applicable labour laws in Israel on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. The Company's liability is fully accrued and reduced by monthly deposits with severance pay funds and insurance policies. As at December 31, 2001 and 2002, the amount of the liabilities accrued were $38,468 and $49,842 respectively. Severance pay expenses for the years ended December 31 2001 and 2002 were $20,856 and $2,013.

      The deposit funds include profits accumulated up to the balance sheet date from the Israeli company. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labour agreements. Cash surrender values of the deposit funds as at December 31, 2001 and 2002 were $17,612 and $28,265 respectively. Income earned from the deposit funds were immaterial for 2001 and 2002.

      The value of these policies is recorded as an asset in the Company's balance sheet. Severance pay expenses for the years ended December 31, 2001 and 2002 were $20,856 and $2,013 respectively.


8.    Notes Payable


                                                                                      2002              2001

           Syntek Capital AG - a significant shareholder until July 2002        $  900,000        $  150,000
           DEP Technology Holdings Ltd. - a significant shareholder
             until July 2002                                                       900,000           150,000
           Accrued interest                                                          7,988                 -
                                                                                ----------        ----------

                                                                                $1,807,988        $ 300,000
                                                                                ==========        ==========


      The promissory notes are unsecured, bear interest at the per annum LIBOR rate offered by Citibank North America and are repayable on December 31, 2007. The annual principal repayments are calculated as 2.5% of annual revenues. To date, no principal repayments have been made. These notes replace the notes originally issue in 2001.

      Under the loan agreements, the company is not allowed to declare dividends except for the purpose of redemption of common stock owned by Ogen LLC, one of the stockholders of the Company.

      The Company may not create a pledge, charge or other encumbrance over any or all of its assets for financing without the lenders' consent and must provide notice to the lender at least 10 days prior to any such action.

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


9.    Capital Stock

        Authorized
          210,000,000      Common shares
          170,000,000      Preferred shares
                           Series "A": convertible, voting, par value of $0.01 per share
                           Series "B": 10% non-cumulative dividend, redeemable, convertible, voting, par value of $0.01 per share
                           Series "C": 10% non-cumulative dividend, redeemable,
                                        convertible, voting, par value of $0.01 per share

                                                                                            2002              2001
        Issued
                876,738    Common shares                                                 $      1         $      1
                268,382    Series "A" Preferred shares                                      2,684            2,684
                489,456    Series "B" Preferred shares                                      4,894            4,894
                                                                                         --------         --------

                                                                                         $  7,579         $  7,579
                                                                                         ========         ========


During the 2001 year, 489,456 Series "B" Preferred shares were issued for cash consideration of $4,000,304.


       Stock warrants and options:

      The company accounted for its stock options and warrants in accordance with SFAS 123 "Accounting for Stock - Based Compensation" and SFAS 148 "Accounting for Stock - Based compensation - Transition and Disclosure." Value of options granted has been estimated by the Black Scholes option pricing model.

      In April 2000, 56,180 warrants were issued to one of the shareholders with his preferred Class "A" shares for a total investment of $750,000. Warrants have no expiry date and an exercise price for common stock of the company at $4.45 per share. No value was assigned to the warrants and the total investments net of par value of preferred Class "A" shares has been presented as additional paid in capital.

      In February 2001 the Board of Directors of the Company adopted two option plans to allow employees and consultants to purchase ordinary shares of the company.

      The Israel 2001 share option plan granted 100,000 stock options for the common stock of the company having a $0.01 nominal par value each and an exercise price of $0.01. The International 2001 share option plan granted 50,000 stock options for the common stock having a $0.01 nominal par value each and an exercise price of $0.01.

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


9. Capital Stock (cont'd)

      The options vest gradually over a period of 4 years from the date of grant for Israel and 10 years (no less than 20% per year for five years for options granted to employees) for the International plan. The term of each option shall not be more than 8 years from the date of grant in Israel and 10 years from the date of grant in the International plan.

      The stock options and the preferred shares have not been included in the calculation of the diluted earnings per share as their inclusion would be antidilutive.

      The following table summarizes the stock option activity during 2002 and 2001:


                                                  2002                       2001
                                             Israel   International    Israel   International
                                             ------   -------------    ------   -------------

         Outstanding, beginning of year      50,000     100,000             -             -
            Granted                               -           -        50,000       100,000
            Exercised                             -           -             -             -
            Cancelled                             -           -             -             -
                                            -------     -------        ------       -------
         Outstanding, end of year            50,000     100,000        50,000       100,000
                                            =======     =======        ======       =======

10.   Lease Commitments

      The Company is committed to lease obligations, expiring December 2003. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) under these leases are as follows:

                              2003                                  $ 24,000
                                                                    --------
m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


11.   Income Taxes

      The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Management determined that accounting values of its assets and liabilities recorded are not materially different from their tax values and therefore no deferred tax assets/liabilities have been setup to account for the temporary differences.

      The Israeli subsidiary maintains an investment program in hardware and software in the amount of $75,000 and has been granted the status of "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 in Israel. This status entitles the Company to an exemption from tax on income derived there from for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval which was received on December 2002 or 12 years from commencement of operations. The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an "Approved Enterprise". Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. As at December 31, 2002, the Israel subsidiary has not reported any taxable income and there was an accumulated deficit of approximately $220,000. There was no deferred tax benefit nor liability to be recorded in the year.

      The company has accumulated tax losses in all of its subsidiaries. The European subsidiaries will be liquidated as described in note 15(a). For the United States and Israel subsidiaries, it is not more likely than not that the company will be able to generate income to utilize the tax loss. No deferred tax assets have been setup to record the tax benefits.

      As at December 31, 2002, the company has approximately $4,200,000 and $220,000 tax losses carried forward in its United States and Israeli subsidiaries. Losses in the United States subsidiary, if not utilized, will expire in twenty years from the year of origin, December 31, 2020 to December 31, 2022. For the Israel subsidiary, the losses can be carried forward indefinitely to reduce income taxes on future taxable income.

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001


12.   Related Party Transactions

      During the year the company made payments to its directors as follows:

                                                               2002        2001

            Consulting fees and salaries                  $  240,000  $ 514,497
                                                          ==========  =========


      These transactions were in the normal course of business and recorded at an exchange value established and agreed upon by the above mentioned parties.


13.   Major Customers

      In 2001, the company had two major customers, primarily in Europe, which accounted for 85% of the total revenue. In 2002, sales to another three major customers accounted for 73% of the total revenue, of which 65% were in the United Kingdom and 35% were in Asia.


14.   Segmented Information

                                               Israel          U.K.        France         Italy          Spain           USA

       Gross Revenue -          2002          28,928        291,018       25,203         250,916            -       1,023,047
                                2001               -        517,304          471          68,119            -               -
       Net income (loss) -      2002      (1,810,889)      (551,423)    (352,496)         84,261     (107,345)        481,906
                                2001      (1,690,396)    (1,246,511)    (171,643)        (23,399)     (34,677)       (876,287)
       Total assets  -          2002         311,613        180,483       74,292         220,237       44,895         220,178
                                2001         324,649        376,990       59,070         116,484       37,440         301,103
       Equipment (net) -        2002         184,336         88,519       18,117         176,578       32,424               -
                                2001         179,506        143,043       25,122          22,239       37,221               -

m-Wise, Inc.
Notes to Financial Statements
December 31, 2002 and 2001

15.   Subsequent Events

      a) Due to the high costs and low revenues in the European application service provider (ASP) market, the Company's management has decided to allow the liquidation of the English subsidiary, m-Wise Ltd., and its three subsidiaries in Italy, France and Spain, by creditors and local legal authorities. These subsidiary companies have effectively ceased conducting business (m-Wise Italy's 2-year ASP contract with Vodafone Omnitel expired in the end of March 2003), and the liquidation process is expected to take place within the next fiscal period. As a result, the trade accounts payable of the European companies of about $900,000 are not expected to be paid due to insufficient funds.

            The company did not apply SFAS No. 144 "Accounting for the impairment or disposal of long-lived assets" and SFAS No. 146 "Accounting for costs associated with exit or disposal activities" when proceeds of the net assets and the settlement amounts of the payable can not be reasonably determined.

      b) In January 2003, the company issued 4,279,816 common shares for $250,000 of legal services with regard to the registration of its securities with the Securities Exchange Commission.

      c) In January 2003, the Israel 2001 share option plan granted its 300,000 stock options for the common stock of the company. The option has a $0.01 nominal par value each and an exercise price of $0.01. The options have the same features as the option granted in February 2001 as described in Note 9.

      d) In January 2003, the Israel 2003 share option plan granted 419,247 stock options for the Class "B" preferred shares of the company having a $0.01 nominal par value each and an exercise price of $0.01. The International 2003 share option plan granted 654,390 stock options for the Class "B" preferred shares of m-Wise, Inc. having a $0.01 nominal par value each and an exercise price of $0.01. The options have the same features as the option granted in February 2001 as described in Note 9.

      e) In January 2003, the company issued 6,315,258 Class "C" preferred shares, as described in Note 9, at par value to a shareholder, who became a significant shareholder, in lieu of the financing fees for the credit line facility of $300,000 offered by the shareholder.

      f) In January 2003, the company issued 180,441 warrants with an exercise price of $0.01 for common shares of the company in lieu of legal services. The warrant has no expiry date.

      g) In January of 2003, the company was awarded a joint Israeli Singapore government grant with Hewlett Packard in the amount of $186,343.

No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


-----------------------------------------------------
                   TABLE OF CONTENTS             Page
                                                 ----
Prospectus Summary..........................       2
Risk Factors................................       4
Additional Information......................       5
Dividend Policy.............................       5
Market Price of common stock................       6
Plan of Operation...........................       6
Business....................................       7
Management..................................      10
Principal stockholders......................      14
Selling stockholders........................      14
Plan of Distribution........................      21
Certain Transactions........................      21
Description of Securities...................      22
Interest of Named Experts and Counsel.......      23
Experts.....................................      23
Indemnification.............................      23
Financial Statements........................     F-1
-----------------------------------------------------


Until ______, 2003 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.






                                  m-Wise, Inc.





                                     SHARES


                                   8,595,632


                                   PROSPECTUS







                                     , 2003
                                  m-Wise, INC.
                                    PART II


Item 24. Indemnification of Directors and Officers.


         We have adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Delaware General Corporation Law. Under our articles of incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to us or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to us or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recission.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of us where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.


Item 25. Other Expenses of Issuance and Distribution. (all to be paid by m-Wise)

         Filing fee under the Securities Act of 1933             $   695.39
         Printing and engraving(1)                               $   300.00
         Legal Fees                                              $   500.00
         Blue Sky Fees                                           $ 1,200.00
         Auditors Fees(1)                                        $ 6,000.00
         NASD Filing Fees                                        $   500.00
         Miscellaneous(1)                                        $   804.61
                                                                 ----------
         TOTAL                                                   $ 9,000.00

(1)      Estimates

Item 26. Recent Sales of Unregistered Securities.


                                                     Class of
Purchaser                     Date       Stock        Shares           Price               Total
---------                     ----       -----        ------           -----               -----
e-Street International, AG   01/09/01   Series B     244,728      $   2,000,162

D.E.P. Technology
  Holdings Ltd.              01/09/01   Series B     244,728      $   2,000,162

Cap Ventures Ltd.            04/12/00   Series A     168,672      $     750,000(1)

Cap Ventures Ltd.            09/04/00   Series A      56,180      $     250,000

Cap Ventures Ltd.            11/15/00   Series A      43,530      $     300,000

Proton Marketing
  Associates, LLC            02/03/00   Common       332,640      $     3,326.4

Proton Marketing
  Associates, LLC            07/23/02   Series B     188,252(2)

Putchkon.com, LLC            02/03/00   Common       258,720      $     2,587.2

Putchkon.com, LLC            07/23/02   Series B     188,252(3)

Chinese Whispers, LLC        02/03/00   Common       100,800      $      1,008

Ogen, LLC                    02/03/00   Common       147,840      $    1,478.4

Doron Cohen                  02/03/00   Common        10,695      $     106.95

Irit Cohen                   02/03/00   Common        10,695      $     106.95

Yuval Horn                   02/03/00   Common        15,348      $     153.48

Inter-Content
Development
for the Internet Ltd.        07/23/02   Series B     112,952(4)

Miretzky Holdings
Limited (5)                  01/25/03   Series C   6,315,258(5)

(1) Plus a warrant to purchase 56,180 shares of Series A preferred stock, at an exercise price of $4.45 per share.

(2),(3),(4) In July 2002, certain stockholders of m-Wise purchased the holdings of DEP Technology Holdings Ltd. and Syntek Capital AG (formerly e-Street International, AG). The consideration shall be paid upon the occurrence of certain events, from the distribution received by the purchasing stockholders. See "Certain Transactions".

(5) In January 2003, m-Wise issued in consideration for the provision of a credit line in an amount of $300,000, 6,315,258 shares of Series C preferred stock to Miretzky Holdings Limited.

No underwriter was involved in the above transactions. Each of the transactions was exempt under section 4(2) of the Securities Act of 1933 as one not involving any public solicitation public offering.



Item 27. Exhibits and Financial Schedules


3.       Certificate of Incorporation and Bylaws

         3.1.     Amended and Restated Certificate of Incorporation(1)

         3.2      Bylaws(1)


4.       Instruments defining the rights of security holders

         4.1 Purchase and registration rights agreement and schedule of details.(1)

         5.1      Opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus.(2)

10.      Material Contracts

         10.1     Amended and Restated Employment Agreement with Mordechai
                  Broudo(1)

         10.2 Amendment to Amended and Restated Employment Agreement with Mordechai Broudo(1)

         10.3     Amended and Restated Employment Agreement with Shay
                  Ben-Asulin(1)

         10.4 Amendment to Amended and Restated Employment Agreement with Shay Ben-Asulin(1)

         10.5     Employment Agreement, Gabriel Kabazo(1)

         10.6     Confidentiality rider to Gabriel Kabazo Employment
                  Agreement(1)

         10.7     Employment Agreement Asaf Lewin(1)

         10.8     2003 International Share Option Plan(1)

         10.9     Form of Option Agreement, 2003 International Share Option
                  Plan(1)

         10.10    2001 International Share Option Plan(1)

         10.11    Form of Option Agreement, 2001 International Share Option
                  Plan(1)

         10.12    2003 Israel Stock Option Plan(1)

         10.13    Form of Option Agreement, 2003 Israel Stock Option Plan(1)

         10.14    2001 Israel Share Option Plan(1)

         10.15    Form of Option Agreement, 2001 Israel Share Option Plan(1)

         10.16    Investors' Rights Agreement dated January 11, 2001

21. Subsidiaries of the small business issuer. We operate only one subsidiary, which is incorporated in Israel. We operate under no other tradenames.


23.      Consents of Experts and Counsel


         23.1     Consent of SF Partnership LLP(2)

         23.2 Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP included in Exhibit 5.1 hereto.(2)


         All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing.

         (b)      Financial Statement Schedules

         All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.


         (1)      Previously filed.
         (2)      Filed herewith.

Item 28. Undertakings.

         (a)      The undersigned small business issuer hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (I) Include any prospectus required by Section 10(a)(3) of the Securities Act;


                           (ii)     Reflect in the prospectus any facts or
events which, individually or together represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing,, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and



                           (iii)    Include any material or changed information
the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities as at that time to be the initial bona fide offering thereof.

                  (3) File a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (f) The undersigned small business issuer hereby undertakes that it will:

                  (1) For purposes of determining any liability under the Securities Act that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time the Commission declared it effective.

                  (2) For the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it meets all the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tel Aviv, on August 27, 2003.


                                             m-Wise, INC.



                                             By:  /s/ Shay Ben-Asulin
                                                 -------------------------------
                                                 Shay Ben-Asulin
                                                 Chairman


         In accordance with the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed by the following persons in the capacities indicated on August 27, 2003.


By:  /s/ Shay Ben-Asulin                     Chairman
     --------------------------------------  (principal executive officer)
     Shay Ben-Asulin


By:  /s/ Gabriel Kabazo                      Chief Financial Officer (principal
     --------------------------------------  financial and accounting officer)
     Gabriel Kabazo


By:  /s/ Mordechai Broudo                    Chief Executive Officer and
     --------------------------------------
           Director
       Mordecai Broudo

EXHIBIT INDEX

3.       Certificate of Incorporation and Bylaws

         3.1.     Amended and Restated Certificate of Incorporation(1)

         3.2      Bylaws(1)

4.       Instruments defining the rights of security holders

         4.1 Purchase and registration rights agreement and schedule of details.(1)

         5.1      Opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus.(2)

10.      Material Contracts

         10.1     Amended and Restated Employment Agreement with Mordechai
                  Broudo(1)

         10.2 Amendment to Amended and Restated Employment Agreement with Mordechai Broudo(1)

         10.3     Amended and Restated Employment Agreement with Shay
                  Ben-Asulin(1)

         10.4 Amendment to Amended and Restated Employment Agreement with Shay Ben-Asulin(1)

         10.5     Employment Agreement, Gabriel Kabazo(1)

         10.6     Confidentiality rider to Gabriel Kabazo Employment
                  Agreement(1)

         10.7     Employment Agreement Asaf Lewin(1)

         10.8     2003 International Share Option Plan(1)

         10.9     Form of Option Agreement, 2003 International Share Option
                  Plan(1)

         10.10    2001 International Share Option Plan(1)

         10.11    Form of Option Agreement, 2001 International Share Option
                  Plan(1)

         10.12    2003 Israel Stock Option Plan(1)

         10.13    Form of Option Agreement, 2003 Israel Stock Option Plan(1)

         10.14    2001 Israel Share Option Plan(1)

         10.15    Form of Option Agreement, 2001 Israel Share Option Plan(1)

         10.16    Investors' Rights Agreement dated January 11, 2001

21. Subsidiaries of the small business issuer. We operate only one subsidiary, which is incorporated in Israel. We operate under no other tradenames.

23.      Consents of Experts and Counsel

         23.1     Consent of SF Partnership LLP(2)

         23.2 Consent of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP included in Exhibit 5.1 hereto.(2)

         All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing.

         (b)      Financial Statement Schedules

         All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

         (3)      Previously filed. Filed herewith.